Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262189

PROSPECTUS SUPPLEMENT NO. 3

(to prospectus dated May 2, 2022)

FATHOM DIGITAL MANUFACTURING CORPORATION

7,000,000 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the prospectus dated May 2, 2022, as supplemented by Prospectus Supplement No. 1, dated May 17, 2022, Prospectus Supplement No. 2, dated August 16, 2022, and Amendment No. 1 to Prospectus Supplement No. 2. Dated August 18, 2022 (and as may be further supplemented or amended from time to time, the “Prospectus”) with the information contained in (i) our Current Report on Form 8-K, which we filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023 (the “Current Report”), (ii) our Current Report on Form 8-K, which we filed with the SEC on November 14, 2022 (the “November Current Report”), and (iii) our Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2022, which we filed with the SEC on November 14, 2022 (the “Quarterly Report”). Accordingly, we have attached the Current Report, November Current Report and Quarterly Report to this prospectus supplement. Capitalized terms used but not defined in this prospectus supplement have the meanings given to such terms in the Prospectus.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 7,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Fathom Digital Manufacturing Corporation, a Delaware corporation, which were issued in private placements immediately prior to the consummation of the Business Combination pursuant to the terms of the Subscription Agreements, as part of the consideration for the Business Combination.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on the New York Stock Exchange under the symbol “FATH.” On March 31, 2023, the closing price of our Class A common stock was $0.54 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 17 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 3, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 31, 2023

FATHOM DIGITAL MANUFACTURING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-39994	98-1571400
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1050 Walnut Ridge Drive

Hartland, WI 53029

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (262) 367-8254

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	FATH	NYSE
Warrants to purchase Class A common stock	FATH.WS	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

er next two years Expanded mid-volume production of existing program $1.7 million in 2021; expect $4-$8 million in 2022 orders Prototype with mid-volume production follow-on $4.5 million over three-month period New cross-sell of sheet metal low-volume production $450k in 2021; expect over $1.5 million in 2022 orders Prototype & low-volume production Global healthcare company Global semiconductor company Disruptive electric vehicle manufacturer Global leader in mobile robotics 1 2 3 4 5 6 Global leader in gas measurement instruments and technologies Leading subsea technology company $550K production order Expansion to higher volume production of existing program New Strategic Accounts Existing Strategic Accounts

Statement (preliminary unaudited) Repor

Item 2.02.	Results of Operations and Financial Condition.

On March 31, 2023, Fathom Digital Manufacturing Corporation (“Fathom”) issued a press release announcing its preliminary unaudited financial results for the quarter and full year ended December 31, 2022. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

In accordance with General Instruction B.2 of Form 8-K, the information contained in Item 2.02 of this Current Report and in Exhibit 99.1 is being furnished and shall not be deemed “filed” with the Securities and Exchange Commission (the “SEC”) for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section and will not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit 99.1 to this Current Report contains certain financial measures that are considered “non-GAAP financial measures” as defined in the SEC rules. Exhibit 99.1 to this Current Report also contains the reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, as well as the reasons why Fathom’s management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding Fathom’s results of operations and, to the extent material, a statement disclosing any other additional purposes for which Fathom’s management uses the non-GAAP financial measures.

Item 7.01.	Regulation FD Disclosure.

Fathom is posting a preliminary unaudited earnings presentation for the quarter and full year ended December 31, 2022 to its website at https://investors.fathommfg.com. A copy of the presentation is being furnished herewith as Exhibit 99.2. Fathom will use the presentation during its conference call on March 31, 2023 and also may use the presentation from time to time in conversations with analysts, investors and others.

In accordance with General Instruction B.2 of Form 8-K, the information contained in Item 7.01 of this Current Report and in Exhibit 99.2 is being furnished and shall not be deemed “filed” with the Securities and Exchange Commission (the “SEC”) for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section and will not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

The information contained in Exhibit 99.2 is summary information that is intended to be considered in the context of Fathom’s filings with the SEC. Fathom undertakes no duty or obligation to publicly update or revise the information contained in this Current Report, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Exhibit 99.2 to this Current Report contains certain financial measures that are considered “non-GAAP financial measures” as defined in the SEC rules. Exhibit 99.2 to this Current Report also contains the reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, as well as the reasons why Fathom’s management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding Fathom’s preliminary unaudited results of operations and, to the extent material, a statement disclosing any other additional purposes for which Fathom’s management uses the non-GAAP financial measures.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

99.3	Press Release dated March 31, 2023
99.4	Fathom Presentation, March 31, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FATHOM DIGITAL MANUFACTURING CORPORATION

By:	/s/ Mark Frost
Name:	Mark Frost
Title:	Chief Financial Officer

Date: March 31, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 14, 2022

FATHOM DIGITAL MANUFACTURING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-39994	98-1571400
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1050 Walnut Ridge Drive

Hartland, WI 53029

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (262) 367-8254

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	FATH	NYSE
Warrants to purchase Class A common stock	FATH.WS	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

er next two years Expanded mid-volume production of existing program $1.7 million in 2021; expect $4-$8 million in 2022 orders Prototype with mid-volume production follow-on $4.5 million over three-month period New cross-sell of sheet metal low-volume production $450k in 2021; expect over $1.5 million in 2022 orders Prototype & low-volume production Global healthcare company Global semiconductor company Disruptive electric vehicle manufacturer Global leader in mobile robotics 1 2 3 4 5 6 Global leader in gas measurement instruments and technologies Leading subsea technology company $550K production order Expansion to higher volume production of existing program New Strategic Accounts Existing Strategic Accounts

Statement (preliminary unaudited) Repor

Item 2.02.	Results of Operations and Financial Condition.

On November 14, 2022, Fathom Digital Manufacturing Corporation (“Fathom”) issued a press release announcing its financial results for the quarter ended September 30, 2022. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

In accordance with General Instruction B.2 of Form 8-K, the information contained in Item 2.02 of this Current Report and in Exhibit 99.1 is being furnished and shall not be deemed “filed” with the Securities and Exchange Commission (the “SEC”) for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section and will not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit 99.1 to this Current Report contains certain financial measures that are considered “non-GAAP financial measures” as defined in the SEC rules. Exhibit 99.1 to this Current Report also contains the reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, as well as the reasons why Fathom’s management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding Fathom’s results of operations and, to the extent material, a statement disclosing any other additional purposes for which Fathom’s management uses the non-GAAP financial measures.

Item 7.01.	Regulation FD Disclosure.

Fathom is posting an earnings presentation for the third quarter ended September 30, 2022 to its website at https://investors.fathommfg.com. A copy of the presentation is being furnished herewith as Exhibit 99.2. Fathom will use the presentation during its conference call on November 14, 2022 and also may use the presentation from time to time in conversations with analysts, investors and others.

In accordance with General Instruction B.2 of Form 8-K, the information contained in Item 7.01 of this Current Report and in Exhibit 99.2 is being furnished and shall not be deemed “filed” with the Securities and Exchange Commission (the “SEC”) for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section and will not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

The information contained in Exhibit 99.2 is summary information that is intended to be considered in the context of Fathom’s filings with the SEC. Fathom undertakes no duty or obligation to publicly update or revise the information contained in this Current Report, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Exhibit 99.2 to this Current Report contains certain financial measures that are considered “non-GAAP financial measures” as defined in the SEC rules. Exhibit 99.2 to this Current Report also contains the reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, as well as the reasons why Fathom’s management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding Fathom’s preliminary unaudited results of operations and, to the extent material, a statement disclosing any other additional purposes for which Fathom’s management uses the non-GAAP financial measures.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release dated November 14, 2022
99.2	Fathom Presentation, November 14, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FATHOM DIGITAL MANUFACTURING CORPORATION

By:	/s/ Mark Frost
Name:	Mark Frost
Title:	Chief Financial Officer

Date: November 14, 2022

paul.meadsROC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-39994

Fathom Digital Manufacturing Corporation

(Exact name of registrant as specified in its charter)

Delaware	98-1571400
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1050 Walnut Ridge Drive Hartland, WI	53029
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (262) 367-8254

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	FATH	New York Stock Exchange
Warrants to purchase Class A common stock	FATH.WS	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 10, 2022, there were 65,529,753 shares of the registrant's Class A common stock outstanding and 70,153,051 shares of the registrant's vote-only, non-economic Class B common stock outstanding.

EXPLANATORY NOTE

This Quarterly Report on Form 10-Q includes information pertaining to periods prior to the closing of the Business Combination (as defined in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Quarterly Report). Refer to Note 1 “Nature of Business” and Note 2 "Basis of Presentation" of the notes to our consolidated financial statements contained in this Quarterly Report for further information regarding the basis of presentation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Quarterly Report on Form 10-Q are “forward looking statements.” Statements regarding our expectations regarding the business are “forward looking statements.” In addition, words such as “estimates,” “projected,” “expects,” “estimated,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. The forward-looking statements contained in this Quarterly Report on Form 10-Q and in our other periodic filings are not guarantees of future performance, conditions or results and are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under "Risk Factor Summary," “Item 1A. Risk Factors,” and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the "2021 Form 10-K"). Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We may face additional risks and uncertainties that are not presently known to us, or that we deem to be immaterial, which may also impair our business, financial condition or prospects. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

Fathom Digital Manufacturing Corporation

Consolidated Balance Sheets

(In thousands, except share and unit amounts)

	Period Ended
	September 30, 2022	December 31, 2021
Assets	(unaudited)
Current assets
Cash	$8,004	$20,357
Accounts receivable, net(1)	27,237	25,367
Inventory	15,831	13,165
Prepaid expenses and other current assets	3,170	1,836
Total current assets	54,242	60,725
Property and equipment, net	49,197	44,527
Right-of-use operating lease assets, net	10,774	-
Right-of-use financing lease assets, net	2,308	-
Intangible assets, net	255,947	269,622
Goodwill	121,779	1,189,464
Other non-current assets	1,415	2,036
Total assets	$495,662	$1,566,374
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable(2)	$11,779	$9,409
Accrued expenses	8,162	5,957
Current operating lease liability	2,164	-
Current financing lease liability	195	-
Contingent consideration	700	2,748
Current portion of debt	31,955	29,697
Other current liabilities	2,037	2,058
Total current liabilities	56,992	49,869
Long-term debt, net	116,187	120,491
Fathom earnout shares liability	11,910	64,300
Sponsor earnout shares liability	1,790	9,380
Warrant liability	5,900	33,900
Payable to related parties pursuant to the tax receivable agreement (includes $4,400 and $4,600 at fair value, respectively)	26,100	4,600
Noncurrent contingent consideration	-	850
Noncurrent operating lease liability	9,041	-
Noncurrent financing lease liability	2,176	-
Deferred tax liability	-	17,570
Other noncurrent liabilities	-	4,655
Total liabilities	230,096	305,615
Commitments and Contingencies:
Redeemable non-controlling interest in Fathom Holdco, LLC.	161,407	841,982
Shareholders' Equity:
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; 65,529,753 issued and outstanding as of September 30, 2022 and 50,785,656 issued and outstanding as of December 31, 2021	6	5
Class B common stock, $0.0001 par value; 180,000,000 shares authorized; 70,153,051 shares issued and outstanding as of September 30, 2022 and 84,294,971 shares issued and outstanding as of December 31, 2021	7	8
Class C common stock, $.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding as of September 30, 2022 and December 31, 2021	-	-
Preferred Stock, $.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding as of September 30, 2022 and December 31, 2021	-	-
Additional paid-in-capital	584,313	466,345
Accumulated other comprehensive loss		-
Accumulated deficit	(480,167)	(47,581)
Shareholders’ equity attributable to Fathom Digital Manufacturing Corporation	104,159	418,777
Total Liabilities, Shareholders’ Equity, and Redeemable Non-Controlling Interest	$495,662	$1,566,374

(1) Inclusive of allowance for doubtful accounts of $1,155 and $1,150 as of September 30, 2022 and December 31, 2021, respectively

(2) Inclusive of accounts payable to related parties of $375 and $1,246 as of September 30, 2022 and December 31, 2021, respectively

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fathom Digital Manufacturing Corporation

Consolidated Statements of Comprehensive Loss (Unaudited)

(In thousands, except units, shares, per unit, and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)

Revenue	$40,210	$41,481	$122,737	$107,887
Cost of revenue (1) (2) (3)	25,144	26,581	80,126	66,080
Gross profit	15,066	14,900	42,611	41,807
Operating expenses
Selling, general, and administrative (4)	11,960	10,681	38,341	27,111
Depreciation and amortization	4,627	2,148	13,595	7,355
Restructuring	996	-	996	-
Goodwill impairment	1,066,564	-	1,066,564	-
Total operating expenses	1,084,147	12,829	1,119,496	34,466
Operating (loss) income	(1,069,081)	2,071	(1,076,885)	7,341
Interest expense and other (income) expense
Interest expense	2,406	4,376	5,738	8,800
Other expense	81	442	276	9,007
Other income	(25,548)	-	(88,771)	(3,215)
Total interest expense and other (income) expense, net	(23,061)	4,818	(82,757)	14,592
Net loss before income tax	(1,046,020)	(2,747)	(994,128)	(7,251)
Income tax expense	87	729	167	807
Net loss	(1,046,107)	(3,476)	(994,295)	(8,058)
Net loss attributable to Fathom OpCo non-controlling interest (Note 14)	(556,027)	-	(561,728)	-
Net loss attributable to controlling interest	(490,080)	(3,476)	(432,567)	(8,058)
Comprehensive loss:
(Loss) Income from foreign currency translation adjustments	-	201	(107)	96
Comprehensive loss, net of tax	$(490,080)	$(3,275)	$(432,674)	$(7,962)
Earnings per Share:
Net loss per unit attributable to Class A and Class B common unit holders (5)
Basic and diluted		$(0.72)		$(2.63)
Weighted average Class A and Class B units outstanding
Basic and diluted		7,723,592		7,723,592
Net loss per share attributable to shares of Class A common stock
Basic	$(7.80)		$(7.82)
Diluted	$(7.80)		$(7.82)
Weighted average Class A common shares outstanding
Basic	62,816,174		55,348,018
Diluted	62,816,174		55,348,018

(1)
Inclusive of $1,707 and $1,130 of depreciation and amortization for the three months ended September 30, 2022 and September 30, 2021, respectively; and of $4,944 and $2,679 for the nine months ended September 30, 2022 and September 30, 2021, respectively;
(2)
Inclusive of $2,573 and $2,767 of cost of revenue related to inventory purchases from a related party for the three months ended September 30, 2022 and September 30, 2021, respectively; and $7,513 and $6,200 for the nine months ended September 30, 2022 and September 30, 2021, respectively;
(3)
Inclusive of $0 and $0 of inventory step-up amortization for the three months ended September 30, 2022 and September 30, 2021, respectively; and $3,241 and $277 for the nine months ended September 30, 2022 and September 30, 2021, respectively;
(4)
Inclusive of $0 and $670 of management fees incurred to a related party for the three months ended September 30, 2022 and September 30, 2021, respectively; and $83 and $1,432 for the nine months ended September 30, 2022 and September 30, 2021, respectively; and
(5)
Basic and diluted net loss per unit amounts are the same for both Class A common units and Class B common units. See Note 13.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fathom Digital Manufacturing Corporation

Consolidated Statement of Shareholders' Equity and Redeemable Non-Controlling Interest (Successor)

(Unaudited)

(In thousands, except share amounts)

	Class A Common Shares			Class B Common Shares
Successor:	Number of Shares		Par Value ($0.0001 per share)	Number of Shares	Par Value ($0.0001 per share)	Additional Paid-in Capital	Accumulated Deficit	Total Equity Attributable to Fathom	Redeemable Non-controlling Interest
Balance at December 31, 2021	50,785,656		$5	84,294,971	$8	$466,345	$(47,581)	$418,777	$841,982
Equity based compensation	-		-	-	-	2,130	-	2,130	-
Adoption of ASC 842	-		-	-	-	-	82	82	-
Net income (loss)	-		-	-	-	-	22,991	22,991	(5,259)
Balance at March 31, 2022	50,785,656		5	84,294,971	8	468,475	(24,508)	443,980	836,723
Equity based compensation	-		-	-	-	1,795	-	1,795	-
Net income (loss)	-		-	-	-	-	34,421	34,421	(442)
Vesting of restricted shares, net of tax withholding	530,532		-	-	-	(2,258)	-	(2,258)	-
Exchange of Class B common stock and Fathom Opco units	10,280,331		1	(10,280,331)	(1)	-	-	-	-
Non-controlling interest remeasurement	-		-	-	-	86,666	-	86,666	(86,666)
Tax receivable agreement liability on capital transactions	-		-	-	-	(5,000)	-	(5,000)	-
Tax impact of exchange of Class B common stock and Fathom Opco units	-		-	-	-	4,481	-	4,481	-
Balance at June 30, 2022	61,596,519		$6	74,014,640	$7	$554,159	$9,913	$564,085	$749,615
Equity based compensation	-		-	-	-	1,762	-	1762	-
Net loss	-		-	-	-	-	(490,080)	(490,080)	(556,027)
Vesting of restricted shares, net of tax withholding	71,645	-	-	-	-	(308)	-	(308)	-
Exchange of Class B common stock and Fathom Opco units	3,861,589	-	-	(3,861,589)	-	-	-	-	-
Non-controlling interest remeasurement	-	-	-	-	-	32,181	-	32,181	(32,181)
TRA liability on capital transactions	-	-	-	-	-	(16,700)	-	(16,700)	-
Tax impact of exchange of Class B common stock and Fathom Opco units	-	-	-	-	-	13,219	-	13,219	-
Balance at September 30, 2022	65,529,753		$6	70,153,051	$7	$584,313	$(480,167)	$104,159	$161,407

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fathom Digital Manufacturing Corporation

Consolidated Statement of Class A Contingently Redeemable Preferred Units and Members' Equity (Predecessor) (Unaudited)

(In thousands, except unit amounts)

	Class A Contingently Redeemable Preferred Equity		Class A Common Units		Class B Common Units
	Number of Units	Amount	Number of Units	Amount	Number of Units	Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2020	1,167,418	$54,105	5,480,611	$35,869	2,242,981	$14,450	$(14,232)	$(68)	$36,019
Net loss	-	-	-	-	-	-	(500)	-	(500)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(107)	(107)
Balance at March 31, 2021	1,167,418	54,105	5,480,611	35,869	2,242,981	14,450	(14,732)	(175)	35,412
Share based compensation	-	-	-	-	-	31	-	-	31
Net loss	-	-	-	-	-	-	(4,082)	-	(4,082)
Foreign currency translation adjustment	-	-	-	-	-	-	-	2	2
Balance at June 30, 2021	1,167,418	54,105	5,480,611	35,869	2,242,981	14,481	(18,814)	(173)	31,363
Share based compensation	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(3,476)	-	(3,476)
Foreign currency translation adjustment	-	-	-	-	-	-	-	201	201
Balance at September 30, 2021	1,167,418	$54,105	5,480,611	$35,869	2,242,981	$14,481	$(22,290)	$28	$28,088

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fathom Digital Manufacturing Corporation

Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Nine Months Ended
	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)
Cash Flows from Operating Activities
Net loss	$(432,567)	$(8,058)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	581	2,110
Depreciation and amortization included in cost of revenue	4,944	2,679
Amortization of intangible assets	13,014	7,217
Amortization of inventory step-up	3,241	-
Goodwill impairment	1,066,564	-
(Gain) loss on disposal of property and equipment	(164)	84
Loss on extinguishment of debt	-	2,031
Foreign currency translation adjustment	-	96
Gain on PPP forgiveness	-	(1,624)
Share-based compensation	5,687	31
Non cash lease expense, net	485	-
Deferred taxes	153	-
Bad debt expense	5	239
Non-controlling interest share of Fathom OpCo net loss	(561,728)	-
Change in fair value of Fathom earnout shares liability	(52,390)	-
Change in fair value of Sponsor earnout shares liability	(7,590)	-
Change in fair value of Warrant liability	(28,000)	-
Change in fair value of Tax receivable liability	(200)	-
Change in fair value of contingent consideration	(148)	(1,120)
Amortization of debt financing costs	299	1,342
Changes in operating assets and liabilities that (used) provided cash:
Accounts receivable	(2,270)	(4,772)
Inventory	(5,907)	(551)
Prepaid expenses and other assets	1,754	(26)
Accounts payable	(1,452)	866
Accrued liabilities and other	2,185	1,193
Net cash provided by operating activities	6,496	1,737

Cash Flows from Investing Activities
Purchase of property and equipment	(10,953)	(6,648)
Cash used for acquisitions, net of cash acquired	-	(67,428)
Net cash used in investing activities	(10,953)	(74,076)

Cash Flows from Financing Activities
Proceeds from debt	-	183,500
Payments on debt	(2,344)	(104,091)
Payments on finance leases	(236)	-
Tax payment for shares withheld in lieu of taxes	(2,566)	-
Payment of debt issuance costs	-	(1,743)
Payments paid for contingent consideration	(2,750)	(2,984)
Net cash (used in) provided by financing activities	(7,896)	74,682

Net (decrease) increase in cash	(12,353)	2,343

Cash, beginning of period	20,357	8,188
Cash, end of period	$8,004	$10,531

Supplemental cash flows information:
Cash paid for interest	$3,108	$5,154
Cash paid for taxes	98	62
Cash paid to related parties	7,595	8,254
Property and equipment noncash transaction	1,485	911
Initial recognition of contingent consideration for acquisitions	-	1,295

Significant non-cash investing activities:
Right-of-use assets acquired through lease liabilities	$16,600	$-
The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Note 1. Nature of Business

Fathom Digital Manufacturing Corporation (“Fathom”, "Successor", or the “Company”) was incorporated as a Delaware corporation on December 23, 2021 as part of the Business Combination as defined below. Fathom was previously named Altimar Acquisition Corp. II ("Altimar II") before deregistering as an exempted company in the Cayman Islands. Fathom, through its consolidated subsidiary, Fathom Holdco, LLC (“Fathom OpCo”), is a leading on-demand digital manufacturing platform in North America, providing comprehensive product development and manufacturing services to many of the largest and most innovative companies in the world.

Fathom OpCo was formed on April 16, 2021 as a limited liability company in accordance with the provisions of the Delaware Limited Liability Company Act, for the purpose of holding a 100 percent equity interest in MCT Group Holdings, LLC and its subsidiaries (“MCT Holdings”) and holding a 100 percent equity interest in Incodema Holdings, LLC and its subsidiaries (“Incodema Holdings”). Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the "2021 Form 10-K").

Note 2. Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of Fathom Digital Manufacturing Corporation and all majority-owned subsidiaries and entities in which a controlling interest is maintained. All significant intercompany transactions and balances have been eliminated in consolidation.

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim reports. Accordingly, they do not include all the information and notes required by GAAP for complete financial statements and should be read in conjunction with the audited financial statements included in our 2021 Form 10-K. The Company's annual reporting period is the calendar year.

In the Company’s opinion, the unaudited consolidated financial statements contain all adjustments, consisting of adjustments of a normal, recurring nature, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. The results of operations for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the full year. The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, judgments and assumptions. Amounts in the prior years' unaudited consolidated financial statements are reclassified whenever necessary to conform to the current year's presentation. The reclassifications had no impact on our results of operations, financial position, or cash flows for the Predecessor Period as defined below.

Recently Adopted Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases ("Topic 842") Section A - Leases: Amendments to the FASB Accounting Standards Codification ("ASC"). The standard requires lessees to recognize the assets and liabilities arising from leases on the balance sheet and retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The Company adopted this standard and related amendments in the first quarter of 2022, using the modified retrospective approach. Using the modified retrospective approach, the Company determined an incremental borrowing rate at the date of adoption based on the total lease term and total minimum rental payments.

The modified retrospective approach provides a method for recording existing leases at adoption with a cumulative adjustment to retained earnings. The Company elected the package of practical expedients, which permits the Company to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any expired or existing leases as of the effective date. The Company also elected the practical expedient to use hindsight when determining the lease term and the practical expedient to not allocate lease considerations between lease and non-lease components for real estate leases. As such, real estate lease considerations are treated as a single lease-component and accounted for accordingly. The Company excludes leases with an initial term of 12 months or less from the application of Topic 842.

Adoption of the new standard resulted in the recording of $3,122 and $8,195 of current lease liabilities and long-term lease liabilities, respectively, and $11,986 in corresponding right-of-use lease assets. The difference between the approximate value of the right-of-use lease assets and lease liabilities is attributable to future rent escalations. The cumulative change in the beginning accumulated deficit was $82 due to the adoption of Topic 842. There was no material impact on the Company’s consolidated statement of operations or consolidated statement of cash flows. The Company’s comparative periods continue to be presented and disclosed in accordance with previous lease guidance.

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Note 3. Business Combination with Fathom OpCo

On December 23, 2021, Altimar II and Fathom OpCo closed a series of transactions (collectively, the "Business Combination") pursuant to the Business Combination Agreement dated as of July 15, 2021, as amended (the "Agreement"), that resulted in the combined Company becoming a publicly-traded company on the New York Stock Exchange ("NYSE") with the Company controlling Fathom OpCo in an "UP-C" structure. At the closing on December 23, 2021 ("Closing Date"), Altimar II domesticated into a Delaware corporation, and changed its name to Fathom Digital Manufacturing Corporation ("Fathom", the "Company", "we", or "our"). Following the closing, the former public investors in Altimar II, the investors that purchased Class A common stock in the private placement offering ("PIPE Investors") and the Founders collectively held Class A common stock representing approximately 10.4% economic interest in Fathom OpCo, and the CORE Investors and the other Legacy Fathom Owners collectively held 89.6% of economic interest in Fathom OpCo in the form of either Class A common stock or exchangeable Class A Units of Fathom OpCo. Additionally, the Company issued to the legacy Fathom owners shares of Class B common stock, which have no economic rights but entitle each holder to voting power (one vote per share). Subsequently to the closing, the Company controls Fathom OpCo and is a holding company with no assets or operations other than its equity interest in Fathom OpCo.

The Business Combination was accounted for using the acquisition method with the Company as the accounting acquirer. Under the acquisition method of accounting, the Company's assets and liabilities were recorded at carrying value, and the assets and liabilities associated with Fathom OpCo were recorded at estimated fair value as of the closing date. The excess of the purchase price over the estimated fair values of the net assets acquired was recognized as goodwill. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. The determination of whether control has been obtained begins with the evaluation of whether control should be evaluated based on the variable interest or the voting interest model. If the acquiree is a variable interest entity, the primary beneficiary would be the accounting acquirer. Fathom OpCo met the definition of a variable interest entity, and the Company was determined to the be the primary beneficiary and is therefore also the accounting acquirer in the Business Combination.

As a result of the Business Combination, the Company's financial statement presentation distinguishes Fathom OpCo as the "Predecessor" through the Closing Date ("the 2021 Predecessor Period" or "Predecessor Period"). The Company is the "Successor" ("2022 Successor Period" or "Successor Period") for periods after the Closing Date. As a result of the application of the acquisition method of accounting in the Successor Period, the unaudited consolidated financial statements for the Successor Period are presented on a full step-up basis and are therefore not comparable to the unaudited consolidated financial statements of the Predecessor Period that are not presented on the same full step-up basis.

In connection with the Business Combination, the Company incurred $19,010 of transaction expenses. These costs were recorded on the income statement of Altimar II prior to the Business Combination. Since the Predecessor period for purposes of these financial statements was deemed to be the historical results of Fathom OpCo, these transaction costs are not presented in the Company's consolidated statement of comprehensive income (loss) for the 2021 Predecessor Period. However, these transaction costs are reflected in the accumulated deficit balance of the Company in the consolidated balance sheet as of December 31, 2021 (Successor).

The seller earnout contingent consideration below represents the estimated fair market value of the 9,000,000 Fathom Earnout Shares issued in conjunction with the Business Combination. The Fathom Earnout Shares will be settled with shares of Class A common stock or New Fathom Units and are accounted for as liability classified contingent consideration. The Fathom Earnout Shares vest in three equal tranches of 3,000,000 shares each at the volume-weighted average share price thresholds of $12.50, $15.00 and $20.00, respectively. The earnout period related to the Fathom Earnout Shares is five years from the Closing Date. These estimated fair values are preliminary and subject to adjustment in subsequent periods.

In conjunction with the Business Combination, the Company recognized a deferred tax liability $17,573. The deferred tax liability was recorded on the standalone books of the Company with an offset to goodwill. The deferred tax liability is included in the other noncurrent liabilities caption in the table below.

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

The Business Combination was accounted for using the acquisition method of accounting and the fair value of the total purchase consideration transferred was $1,364,220. The following table sets forth the fair value of the assets and liabilities assumed in connection with the acquisition

Total
Assets acquired:
Cash	$9,577
Accounts receivable, net	24,712
Inventory	12,825
Prepaid expenses and other current assets	3,172
Property and equipment, net	44,397
Goodwill	1,189,762
Intangible assets	270,000
Other non-current assets	2,200
Total assets acquired	1,556,645
Liabilities assumed:
Accounts payable	9,808
Accrued expenses	4,860
Other current liabilities	5,226
Current portion of debt	152,000
Other noncurrent liabilities	20,531
Total liabilities assumed	192,425
Net identifiable assets acquired	$1,364,220

The following table illustrates a summary of the total consideration transferred.

Total
Consideration Transferred:
Total cash consideration	$53,332
Fathom earnout shares	88,160
Class A common stock transferred	375,478
Tax Receivable Agreement obligations to the sellers	4,300
Total consideration transferred to sellers	521,270
Non-controlling interest	842,950
Fair value of total consideration transferred	$1,364,220

The purchase price allocation is preliminary and subject to change during the measurement period, which is not to exceed one year from the acquisition date. The Company continues to assess the impact of the Up-C structure on the deferred tax liability with respect to its investment in Fathom OpCo and expects to complete the assessment in the fourth quarter. It is possible that the resolution of any remaining conclusions from this assessment may have material changes to the assets acquired or liabilities assumed in the fourth quarter. Goodwill represents future economic benefits arising from acquiring Fathom OpCo's equity, primarily due to its strong market position and its assembled workforce that are not individually and separately recognized as intangible assets. A portion of the Goodwill is deductible for tax purposes. Goodwill is allocated to the Company's sole reportable segment and reporting unit.

Identifiable Intangible Assets	Acquisition date fair value	Estimated useful life (in years)
Trade name	$70,000	15
Customer relationships	180,000	19
Developed software	15,700	5
Developed technology	4,300	5
Total	$270,000

The weighted average amortization period for the amortizable intangibles assets is 16.9 years.

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Note 4 - Fathom OpCo Predecessor Period Acquisitions

Acquisition of Summit Tooling, Inc., and Summit Plastics, LLC:

Fathom OpCo completed an acquisition of Summit Tooling, Inc. ("Summit Tooling") and Summit Plastics, LLC (“Summit Plastics”; together with Summit Tooling, “Summit”) on February 1, 2021 in which it acquired 100 percent of the equity interests of Summit. In conjunction with the equity purchase, Fathom OpCo acquired the real estate in which Summit performs their operations. Summit Tooling designs and manufactures plastic injection molds and Summit Plastics provides molding of precision plastic components for a variety of industries. The primary reason for the acquisition was to expand Fathom OpCo's capabilities in manufacturing and expand its customer base of high-quality manufacturing and industrial technology companies in North America.

The transaction was accounted for using the acquisition method of accounting in accordance with ASC 805 - Business Combinations and the fair value of the total purchase consideration transferred consisted of the following:

Consideration Transferred:	Total
Cash	$10,875
Fair value of total consideration transferred	$10,875

The consideration excluded $892 of buyer transaction expenses that are included in other expenses within the 2021 consolidated statement of comprehensive loss. In addition, Fathom OpCo paid a transaction fee of $225 to an affiliate of the majority member of Fathom OpCo.

The goodwill recognized as part of the acquisition primarily reflects the value of the assembled workforce acquired and the value of future growth prospects and expected business synergies realized as a result of combining and integrating the acquired business into Fathom OpCo's existing platform. The goodwill recognized is partially deductible for tax purposes.

The following table sets forth the fair values of the assets acquired and liabilities assumed in connection with the acquisition of Summit:

Recognized amounts of identifiable assets acquired and liabilities assumed	Total
Cash	$40
Accounts receivable, net	627
Inventory	339
Property and equipment, net	4,371
Intangible assets	5,000
Total assets acquired	10,377
Accounts payable	40
Deferred revenue	776
Other current liabilities	1,418
Total liabilities assumed	2,234
Total identifiable net assets	8,143
Goodwill	$2,732

Below is a summary of the intangible assets acquired in the acquisition:

	Acquisition Date Fair Value	Estimated Life (Years)
Trade name	$400	5
Customer relationships	4,600	11
	$5,000

The amounts of revenue and net loss of Summit since the acquisition date included in the consolidated statement of comprehensive loss for the 2021 Predecessor Period are as follows:

Period From January 1 - September 30, 2021 (Predecessor)
Revenue	$4,496
Net loss	$(1,029)

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Acquisition of Precision Process Corp.:

Fathom OpCo completed an acquisition of Precision Process Corp. ("PPC") on April 30, 2021 in which it acquired 100 percent of the membership interest of PPC. In conjunction with the equity purchase, Fathom Opco acquired the real estate in which PPC performs their operations. PPC is a manufacturing company that offers integrated engineering-to-production services, specializing in making prototype, small-run and mass production of parts and components for medical, high-tech, automotive and metal stamping industries. The primary reason for the acquisition was to expand Fathom OpCo's capabilities into metal stamping with high-quality manufacturing and industrial technology companies in North America.

The transaction was accounted for using the acquisition method of accounting and the fair value of the total purchase consideration transferred consisted of the following:

Consideration Transferred:	Total
Cash	$25,721
Fair value of total consideration transferred	$25,721

The consideration excludes $984 of buyer transaction expenses that are included in other expenses within the 2021 consolidated statement of comprehensive loss. Fathom OpCo paid a transaction fee of $264 to an affiliate of the majority member of Fathom OpCo.

The goodwill recognized as part of the acquisition primarily reflects the value of the assembled workforce acquired and the value of future growth prospects and expected business synergies realized as a result of combining and integrating the acquired business into Fathom OpCo's existing platform. The goodwill recognized is partially deductible for tax purposes.

The following table sets forth the fair values of the assets acquired and liabilities assumed in connection with the acquisition of PPC:

Recognized amounts of identifiable assets acquired and liabilities assumed	Total
Cash	$162
Accounts receivable, net	899
Inventory	480
Fixed assets, net	2,413
Intangible assets	14,200
Total assets acquired	18,154
Accounts payable	148
Accrued expenses	79
Total liabilities assumed	227
Total identifiable net assets	17,927
Goodwill	$7,794

Below is a summary of the intangible assets acquired in the acquisition:

	Acquisition Date Fair Value	Estimated Life (Years)
Trade name	$1,100	5
Customer relationships	13,100	17
Total intangible assets	$14,200

The amounts of revenue and net loss of PPC since the acquisition date included in the consolidated statement of comprehensive loss for the 2021 Predecessor Period is as follows:

Period From January 1 - September 30, 2021 (Predecessor)
Revenue	$4,571
Net loss	$(262)

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Acquisition of Centex Machine and Welding, Inc. and Laser Manufacturing, Inc.:

Fathom OpCo completed acquisitions of Centex Machine and Welding, Inc. ("Centex") and Laser Manufacturing, Inc. ("Laser") on April 30, 2021 in which it acquired 100 percent of the equity interests of Centex and Laser. Centex is a top tier medical device manufacturing supplier and Laser provides high precision manufacturing services, combining state of the art technology with expert craftsmanship to deliver superior products. The acquisition was completed in order to expand Fathom OpCo's high-quality manufacturing and industrial technology capabilities in North America.

The transaction was accounted for using the acquisition method of accounting and the fair value of the total purchase consideration transferred consisted of the following:

Consideration Transferred:	Centex	Laser	Total
Cash	$11,774	$6,946	$18,720
Fair value of total consideration transferred	$11,774	$6,946	$18,720

The consideration excluded $1,226 of buyer transaction expenses that are included in other expenses within the 2021 consolidated statement of comprehensive loss. Fathom OpCo also paid a transaction fee of $190 to an affiliate of the majority member of the Fathom OpCo in connection with the transaction.

The goodwill recognized as part of the acquisition primarily reflects the value of the assembled workforce acquired and the value of future growth prospects and expected business synergies realized as a result of combining and integrating the acquired businesses into the Company’s existing platform. The goodwill recognized is partially deductible for tax purposes.

The following table sets forth the fair values of the assets acquired and liabilities assumed in connection with the acquisition of Centex and Laser:

	Acquisition Date Fair Value
	Centex	Laser
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	$-	$68
Accounts receivable, net	1,775	900
Inventory	524	622
Prepaid expenses	108	1
Fixed assets, net	1,787	760
Intangible assets	6,243	3,557
Other assets	1	2
Total assets acquired	10,438	5,910
Accounts payable	252	568
Paycheck Protection Program (PPP) loan	649	-
Accrued expenses	271	27
Other current liabilities	23	44
Other noncurrent liabilities	1,234	703
Total liabilities assumed	2,429	1,342
Total identifiable net assets	8,009	4,568
Goodwill	$3,765	$2,378

Below is a summary of the intangible assets acquired in the acquisition:

	Acquisition Date Fair Value – Centex	Estimated Life (Years)
Trade name	$510	5
Customer relationships	5,733	17
Total intangible assets	$6,243

	Acquisition Date Fair Value – Laser	Estimated Life (Years)
Trade name	$290	5
Customer relationships	3,267	17
Total intangible assets	$3,557

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

The combined amounts of revenue and net loss of Centex and Laser since the acquisition date included in the consolidated statement of comprehensive loss for the 2021 Predecessor Period and is as follows:

Period From January 1 - September 30, 2021 (Predecessor)
Revenue	$5,756
Net loss	$(677)

Acquisition of Sureshot Precision, LLC:

Fathom OpCo completed an acquisition of Sureshot Precision, LLC (d/b/a as "Micropulse West") on April 30, 2021 in which it acquired 100 percent of the membership interest of Micropulse West. Micropulse West is a full-service specialist offering a variety of services such as wire Electrical Discharge Machine (“EDM”), ram EDM, small hole EDM, computer numerical control ("CNC") and manual machining/turning, surface grinding, and inspection. The acquisition was consistent with the Fathom OpCo’s mission to acquire high-quality manufacturing and industrial technology companies in North America.

The transaction was accounted for using the acquisition method of accounting and the fair value of the total purchase consideration transferred consisted of the following:

Consideration Transferred:	Total
Cash	$12,452
Contingent consideration	1,295
Fair value of total consideration transferred	$13,747

The consideration excludes $869 of buyer transaction expenses that are included in other expenses within the 2021 consolidated statement of comprehensive loss. In addition, Fathom OpCo paid a transaction fee of $130 to an affiliate of the majority member of Fathom OpCo.

The goodwill recognized as part of the acquisition primarily reflects the value of the assembled workforce acquired and the value of future growth prospects and expected business synergies realized as a result of combining and integrating the acquired businesses into Fathom OpCo's existing platform. The goodwill recognized is partially deductible for tax purposes.

The following table sets forth the fair values of the assets acquired and liabilities assumed in connection with the acquisition of Micropulse West:

Recognized amounts of identifiable assets acquired and liabilities assumed	Total
Cash	$70
Accounts receivable, net	866
Inventory	333
Other current assets	10
Fixed assets, net	2,490
Intangible assets	7,000
Total assets acquired	10,769
Accounts payable	139
Accrued expenses	13
Other current liabilities	99
Total liabilities assumed	251
Total identifiable net assets	10,518
Goodwill	$3,229

Below is a summary of the intangible assets acquired in the acquisition:

	Acquisition Date Fair Value	Estimated Life (Years)
Trade name	$600	5
Customer relationships	6,400	17
Total intangible assets	$7,000

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

The amounts of revenue and net loss of Micropulse West since the acquisition date included in the 2021 Predecessor Period consolidated statement of comprehensive loss is as follows:

Period From January 1 - September 30, 2021 (Predecessor)
Revenue	$3,022
Net loss	$(187)

Note 5. Revenue

The Company accounts for revenue in accordance with ASC 606. Revenue is recognized in five steps. The Company identifies the contract with the customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to the performance obligations, and recognizes revenue when (or as) each performance obligation is satisfied. Collectability is a required component of a valid contract. The Company assesses collectability based on a number of factors, including the customer’s past payment history and current creditworthiness. If collectability is not considered probable at inception, the Company will not have a valid contract.

Most of the Company’s revenue has one performance obligation and is recognized on a point-in-time basis upon shipment. The majority of the Company’s injection molding contracts have multiple performance obligations including one obligation to produce the mold and sample part and a second obligation to produce production parts. For injection molding contracts with multiple performance obligations, the Company allocates revenue to each performance obligation based on its relative standalone selling price and recognizes revenue for each performance obligation on a point-in-time basis upon shipment. We generally determine stand-alone selling price based on the price charged to customers. The Company’s payments terms are consistent with industry standards and never exceed 12 months.

Revenue by product line for the three and nine months ended September 30, 2022 and September 30, 2021 were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)
Additive manufacturing	$3,154	$4,480	$11,713	$13,322
Injection molding	5,984	7,812	19,892	20,941
CNC machining	15,530	14,160	43,441	30,063
Precision sheet metal	13,719	13,284	43,153	38,494
Ancillary product lines	1,823	1,745	4,538	5,067
Total revenue	$40,210	$41,481	$122,737	$107,887

Note 6. Inventories

Inventories are estimated at the lower of cost or net realizable value (“NRV”), with NRV based on selling prices in the ordinary course of business, less costs of completion, disposal, and transportation. Costs are determined on the first-in, first-out (“FIFO”) method.

Inventories consisted of the following:

	Period Ended
	September 30, 2022	December 31, 2021
Raw materials	$4,482	$4,967
Work in process	9,965	5,368
Finished goods	1,968	3,506
Tooling	225	605
Subtotal	16,640	14,446
Allowance for obsolescence	(809)	(1,281)
Total	$15,831	$13,165

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Note 7. Property and Equipment

Property and equipment, net, consisted of the following:

	Period Ended
	September 30, 2022	December 31, 2021
Machinery and equipment	$40,361	$33,182
Furniture and fixtures	391	180
Computer equipment	382	804
Property and leasehold improvements	7,002	7,180
Construction in progress	5,746	2,859
Transportation equipment	312	454
Total	54,194	44,659
Accumulated depreciation and amortization	(4,997)	(132)
Total	$49,197	$44,527

Depreciation expense included in operating expenses for the three months ended September 30, 2022 and September 30, 2021 was $307 and $589, respectively, and $581 and $2,110 for the nine months ended September 30, 2022 and September 30, 2021, respectively. Depreciation expense included in cost of revenues for the three months ended September 30, 2022 and September 30, 2021 was $1,492 and $1,580, respectively, and $4,283 and $2,679 for the nine months ended September 30, 2022 and September 30, 2021, respectively.

Note 8. Goodwill and Intangible Assets, net

A rollforward of goodwill is as follows:

Balance at December 31, 2021	$1,189,464
Measurement period adjustments	(1,121)
Goodwill impairment	(1,066,564)
Balance at September 30, 2022	$121,779

As a result of sustained decreases in the Company’s publicly quoted share price, lower market multiples for a relevant peer group, and challenging macroeconomic conditions, the Company concluded there were impairment indicators and conducted a quantitative goodwill impairment assessment, including additional testing of its definite-lived intangibles, and other long-lived assets as of September 30, 2022. As a result of this assessment, the Company did not identify an impairment to its definite-lived intangible assets or other long-lived assets, but the Company recorded a $1,066,564 non-deductible, non-cash goodwill impairment charge (or $19.27 per basic and diluted share) for the three and nine months ended September 30, 2022 in our unaudited consolidated statements of comprehensive income (loss).

The Company estimated the fair value of the Company using an equal allocation between the discounted cash flow method under the income approach and the public company guideline method under the market approach. The significant assumptions used in the valuation include revenue growth rates, future gross profit margins and operating expenses used to calculate projected future cash flows, determination of the weighted average cost of capital, and future economic and market conditions. The terminal value is based on an exit revenue multiple which requires significant assumptions regarding the selections of appropriate multiples that consider relevant market trading data. The Company bases its estimates and assumptions on its knowledge of the digital manufacturing industry, recent performance, expectations of future performance and other assumptions the Company believes to be reasonable.

Intangible assets, net consisted of the following:

	September 30, 2022			December 31, 2021
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net

Trade name	$70,000	$3,615	$66,385	$70,000	$98	$69,902
Customer relationships	180,000	7,339	172,661	180,000	252	179,748
Developed software	15,700	2,433	13,267	15,700	22	15,678
Developed technology	4,300	666	3,634	4,300	6	4,294
Total intangible assets	$270,000	$14,053	$255,947	$270,000	$378	$269,622

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Aggregate amortization expense related to intangible assets, excluding goodwill which is not amortized, was $4,535 and $2,887 for the three months ended September 30, 2022 and September 30, 2021, respectively, and $13,675 and $7,892 for the nine months ended September 30, 2022 and September 30, 2021, respectively. There are no intangible assets, other than goodwill, with indefinite useful lives.

The following table represents the estimated aggregate amortization expense for each of the five succeeding fiscal calendar years.

Year	Aggregate Amortization
Remaining 2022	$4,535
2023	18,140
2024	18,140
2025	18,140
2026	18,041

Note 9. Reorganization

In July 2022, the Company's Board of Directors approved a reorganization plan (the "Reorganization") designed to consolidate the Company’s national footprint, streamline legacy leadership, and centralize core business functions following the completion of 13 acquisitions by Fathom since 2019. Pursuant to the Reorganization, the Company intends to:

• Consolidate its existing facility in Oakland, CA into Fathom headquarters in Hartland, WI, improving utilization and reducing costs;

• Establish a Fathom technology center in Fremont, CA that will focus on new and emerging technologies, specifically in the additive market; and

• Consolidate leadership and other roles through a net workforce reduction of approximately 6%, create an accounting shared service organization to streamline company-wide processes and create economies of scale while pursuing additional shared-service systems in other administrative functions.

The Company has commenced workforce reductions and expects to complete these actions by the end of the second quarter of 2023. The Company has also commenced the relocation of its Oakland, CA facility to Hartland, WI and expects to complete these activities by the end of the first quarter 2023. Reorganizing charges are presented on the face of our unaudited consolidated statement of comprehensive loss as an operating expense. For the three months and nine months ended September 30, 2022 and September 30, 2021, the Company has incurred costs of $996 and $0, respectively. Total reorganizing costs are expected to be approximately $1,600 and incurred through June 2023.

The following table summarizes activity in the liability related to the Company's reorganization plan.

Liability balance at December 31, 2021	$-
Charges	659
Payments	(178)
Liability balance at September 30, 2022	$481

The reorganization liability resides in other current liabilities within our unaudited consolidated balance sheet and as of September 30, 2022 consists of the lease termination of our Oakland, CA facility for $149 and employee termination costs of $332. Cash payments are expected to be disbursed by the end of the second quarter of 2023.

Note 10. Warrant Liability

As of September 30, 2022, the Company had 8,625,000 Public Warrants outstanding with a fair value price of $0.20 per Public Warrant, and 9,900,000 Private Placement Warrants outstanding with a fair value price of $0.42 per Private Placement Warrant. Each reporting period the public and private warrants are fair valued with the change in the fair value being recognized in the unaudited consolidated statement of comprehensive income (loss). The change in the fair value for the three and nine months ended September 30, 2022 was $7,400 and $28,000, respectively, and is recognized in Other income.

The below table summarizes the number of outstanding warrants and the fair value as of September 30, 2022 and December 31, 2021.

	September 30, 2022		December 31, 2021
	Fair Value	# of Warrants	Fair Value	# of Warrants
Public Warrants	$1,720	8,625,000	$7,600	8,625,000
Private Placement Warrants	4,180	9,900,000	26,300	9,900,000
Total Warrant Liability	$5,900		$33,900

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Note 11. Debt

On December 23, 2021, Fathom OpCo entered into the New Credit Agreement, which included a $50,000 revolving credit facility and $125,000 term loan. The Company's borrowings under the revolving credit agreement were $27,000 at September 30, 2022. The loans made under the New Credit Agreement will mature in December 2026.

On November 10, 2022, the Company entered into an amendment (the “Amendment”) of the New Credit Agreement (as amended by the Amendment, the “Amended Credit Agreement) with the administrative agent thereof (the “Administrative Agent”) and the other lenders party thereto to modify certain financial covenants. Specifically, the Amendment (i) reduced the minimum interest coverage ratio from 3.00 to 1.0 to 2.50 to 1.0 for each fiscal quarter ending in fiscal 2023, to 2.75 to 1.0 for the fiscal quarters ending on March 31, 2024 and June 30, 2024, with the minimum interest coverage ratio reverting back to 3.00 to 1.0 for each fiscal quarter ending on and after September 30, 2024, (ii) increased the maximum net leverage ratio to 4.50 to 1.0 for each fiscal quarter ending on September 30, 2022 through June 30, 2023, which ratio will decrease thereafter over time until it reaches 3.50 to 1.0 for each fiscal quarter ending on and after June 30, 2024, and (iii) prohibits certain restricted payments by the Company otherwise permitted by Section 6.06(g) of the Amended Credit Agreement through September 30, 2024.

The Amendment also replaces the Adjusted LIBO Rate (e.g., LIBO Rate multiplied by the then applicable statutory reserve rate per annum), plus a range of applicable margins, as an interest election under the Amended Credit Agreement, with Term SOFR plus 0.10% (“Adjusted Term SOFR”) per annum and Daily Simple SOFR plus 0.10% per annum, as appliable, in each case plus an applicable margin adjustment ranging from 2.25% to 3.75% based on the Company’s most recent net leverage ratio calculation as of the applicable interest determination date.

In addition, the Amendment replaces the Adjusted LIBO Rate plus 1.00% per annum as one of the interest rate floors applied in determining the alternate base interest rate for ABR Loans (as defined in the Amended Credit Agreement), with Adjusted Term SOFR plus 1.00% per annum. Lastly, the Amendment provides that the applicable margin applicable to ABR Loans increase to 2.75% to the extent the Company’s net leverage ratio equals or exceeds 4.00 to 1.0 on the applicable date.

The Company recorded deferred financing costs of $1,828 in conjunction with the New Credit Agreement and the balance is presented net within Long-term debt, net on the Company's consolidated balance sheet. The Company amortizes the deferred financing costs using the effective interest method.

The revolving credit facility under the Amended Credit Agreement is available for working capital and other general corporate purposes and includes a letter of credit sub-facility of up to $5,000. The Amended Credit Agreement also includes an uncommitted incremental facility, which, subject to certain conditions, provides for additional term loan facilities, an increase in commitments under the New Credit Agreement and/or an increase in commitments under the revolving credit facility, in an aggregate amount of up to $100,000. The Company is subject to various financial covenants, including quarterly net leverage and interest coverage covenants. The Company is in compliance with all debt covenants related to the Amended Credit Agreement as of September 30, 2022.

The Company’s debt as of September 30, 2022 and December 31, 2021 is as follows:

	As of September 30, 2022		As of December 31, 2021
Debt Description	Interest Rate	Amount	Interest Rate	Amount
New Credit Agreement Revolver	5.70%	$27,000	3.60%	$27,000
New Credit Agreement Term Loan	5.75%	122,656	3.72%	125,000
Total principal long-term debt		149,656		152,000
Debt issuance costs		(1,514)		(1,812)
Total debt, net		148,142		150,188
Less: current portion of debt		31,955		29,697
Long-term debt, net of current portion		$116,187		$120,491

Interest on all debt is payable in 90 day increments, with the unpaid amount due upon maturity. Interest expense associated with debt was $2,045 and $5,054 for the three months ended September 30, 2022 and September 30, 2021, respectively, and $5,361 and $8,800 for the nine months ended September 30, 2022 and September 30, 2021, respectively. Included in interest expense, net on the accompanying unaudited consolidated statements of comprehensive loss is amortization of debt issuance costs for the three months ended September 30, 2022 and September 30, 2021 of $69, and $726, respectively, and $299 and $1,342 for the nine months ended September 30, 2022 and September 30, 2021, respectively.

In December 2021, Fathom OpCo entered into a financing agreement through its insurance broker to spread the payment of its annual director’s and officer’s insurance premium over a ten-month period. Total financed payments of $3,001, including a $35 financing fee at a 2.57% annual rate, are to be made between January 2022 and October 2022. As of September 30, 2022, the Company recognized $841 of prepaid assets and $303 of other current liabilities in the unaudited consolidated balance sheet. For the three months and nine months ended September 30, 2022, the Company recognized $842 and $2,527 of insurance expense in selling, general and administrative ("SG&A") expenses, respectively.

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Note 12. Other (Income) Expense

Other income and expense, net for the three and nine months ended September 30, 2022 and September 30, 2021 are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)
Acquisition expenses	$-	$-	$-	$4,045
Loss on sale of assets	-	84	24	84
Loss on debt extinguishment	-	-	-	2,031
Loan prepayment fees	-	-	-	1,463
Loss on fair value of contingent consideration	-	235	-	-
Other	81	273	252	1,384
Other expense	81	592	276	9,007
Change in fair value of Fathom and Sponsor Earnout Shares	(18,080)	-	(59,980)	-
Change in fair value of Warrants	(7,400)	-	(28,000)	-
Change in fair value of TRA	-	-	(200)	-
Gain on PPP forgiveness	-	-	-	(1,624)
Gain on fair value of contingent consideration	-	-	(148)	(1,120)
Gain on sale of assets	-	-	(188)	-
Other	(68)	(150)	(255)	(471)
Other income	(25,548)	(150)	(88,771)	(3,215)
Other (income) expense, net	$(25,467)	$442	$(88,495)	$5,792

Note 13. Shared Based Compensation

On December 23, 2021, the Company executed the Fathom Digital Manufacturing 2021 Omnibus Incentive Plan (the "2021 Omnibus Plan") to encourage the profitability and growth of the Company through short-term and long-term incentives that are consistent with the Company's objectives. The 2021 Omnibus Plan provides that the Company may grant options, stock appreciation rights, restricted shares, restricted stock units, performance-based awards (including performance-based restricted shares and restricted stock units), other share-based awards, other cash-based awards, and any combination of the foregoing.

Share Based Compensation Expense

Share based compensation was $1,762 and $0 for the three months ended September 30, 2022 and September 30, 2021, respectively, and $5,687 and $31 for the nine months ended September 30, 2022 and September 30, 2021, respectively.

Stock Options

In February 2022, the Company granted stock options to purchase up to 317,091 shares of Class A common stock at a weighted average exercise price of $8.71 per share which generally vest over a requisite service period of three years. The total intrinsic value of options exercised during the three and nine months ended September 30, 2022 was $0.

The following table summarizes provides the assumptions used in the Black-Scholes model valuation of stock options for the nine months ended September 30 2022:

September 30, 2022
Expected term (years)	4.5
Expected volatility	58.7%
Expected dividend yield	0.0%
Risk-free interest rate	1.91%
Fair value of share	$4.26

At September 30, 2022, there was approximately $1,087 of total unrecognized compensation cost related to unvested stock options granted under the 2021 Omnibus Plan. That cost is expected to be recognized over a weighted average period of 2.42 years as of September 30, 2022.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

Restricted Stock Units and Restricted Stock

Restricted stock unit awards are share-settled awards and restrictions lapse ratably over the vesting period, which is generally a period of one to three years. subject to the employee's continuing service to the Company. Restricted stock awards are awards of shares subject to vesting and any other conditions specified in the related award agreements.

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

A summary of the status of the Company's restricted stock unit and restricted stock award activity and the changes during the nine months ended September 30, 2022 are as follows:

	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Non-vested at December 31, 2021	1,468,392	$10.00	$-
Granted	871,430	8.30	-
Vested	(948,684)	10.00	-
Forfeited	(4,035)	8.72	-
Non-vested at September 30, 2022	1,387,103	$7.87	$-

At September 30, 2022, there was approximately $8,768 of total unrecognized compensation cost related to unvested restricted stock units granted under the 2021 Omnibus Plan. That cost is expected to be recognized over a weighted average period of 2.43 years.

Note 14. Earnings Per Share and Earnings Per Unit

Successor

Basic net income per share is computed based on the weighted average number of common shares outstanding. Diluted net income per share is computed based on the weighted average number of common shares outstanding, increased by the number of any additional shares that would have been outstanding had any potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds from issuance of the potentially dilutive shares. For the purposes of the diluted earnings per share calculation, share options, warrants, time vested restricted stock, earnout shares and conversion of Fathom OpCo units are excluded from the calculation for the three and nine months ending September 30, 2022, as the inclusion would be anti-dilutive due the losses reported in the period.

Only the Company's Class A common stock participates in the Company’s undistributed earnings. As such, the Company’s undistributed earnings are allocated entirely to shares of Class A common stock based on the weighted-average number of shares of Class A common stock outstanding the three and nine months ending September 30, 2022.

The Company's basic and diluted earnings per share calculation is as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2022	September 30, 2022
	(Successor)	(Successor)
	Class A	Class A
Basic and Diluted Earnings Per Share:
Numerator
Net loss	$(1,046,107)	$(994,295)
Less: Net loss attributable to non-controlling interests	(556,027)	(561,728)
Net loss attributable to Class A common stock	$(490,080)	$(432,567)
Denominator
Weighted-average shares of Class A common stock outstanding-basic	62,816,174	55,348,018
Basic and Diluted Earnings Per Share	$(7.80)	$(7.82)

Predecessor

Basic net loss per unit is computed based on the weighted average number of common units outstanding. Diluted net loss per unit is computed based on the weighted average number of common units outstanding, increased by the number of any additional units that would have been outstanding had any potentially dilutive common units been issued and reduced by the number of units Fathom OpCo could have repurchased from the proceeds from issuance of the potentially dilutive units. Fathom OpCo had no dilutive instruments outstanding as of September 30, 2021. As a result, basic and diluted earnings per units are the same as of September 30, 2021.

In the Predecessor Period, Fathom OpCo's Class A common units and Class B common units participated equally in Fathom OpCo's undistributed earnings. As such, Fathom OpCo’s undistributed earnings were allocated pro-rata to the Class A common units and Class B common units based on the weighted-average number of Class A common units and Class B common units outstanding as of September 30, 2021 such that earnings per unit for Class A common units and Class B common units are the same in each period.

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

	Three Months Ended
	September 30, 2021 (Predecessor)	September 30, 2021 (Predecessor)
	Class A	Class B
Basic and Diluted Loss Per Unit:
Numerator
Net loss	$(2,467)	$(1,009)
Less: annual dividends on redeemable preferred units	(1,504)	(615)
Net loss attributable to common unitholders	(3,971)	(1,624)
Denominator
Weighted-average units used to compute basic earnings per unit	5,480,611	2,242,981
Basic and Diluted Loss Per Unit	$(0.72)	$(0.72)

	Nine Months Ended
	September 30, 2021 (Predecessor)	September 30, 2021 (Predecessor)
	Class A	Class B
Basic and Diluted Loss Per Unit:
Numerator
Net loss	$(5,718)	$(2,340)
Less: annual dividends on redeemable preferred units	(8,692)	(3,557)
Net loss attributable to common unitholders	(14,410)	(5,897)
Denominator
Weighted-average units used to compute basic earnings per unit	5,480,611	2,242,981
Basic and Diluted Loss Per Unit	$(2.63)	$(2.63)

Note 15. Shareholders' Equity, Non-controlling Interest, and Members' Equity

Successor

The Company’s equity consists of a total of 500,000,000 authorized shares across all classes of capital stock, which the Company has the authority to issue. The 500,000,000 authorized shares consist of 10,000,000 authorized shares of preferred stock with a par value of $0.0001 per share, 300,000,000 authorized shares of Class A common stock with a par value of $0.0001 per share, 180,000,000 shares of Class B common stock with a par value of $0.0001 par value per share, and 10,000,000 shares of Class C common stock with a par value of $0.0001 per share.

For the three months and nine months ended September 30, 2022, the Company' shareholders exchanged 3,861,589 and 14,141,920, respectively, of Fathom OpCo's exchangeable Class A Units (and the associated vote-only Class B shares) for an equal number of Class A shares. As a result of the exchange, the Company reallocated equity from noncontrolling interests to the Company's additional paid-in-capital and recorded additional deferred tax assets and TRA liability in connection with the exchanges. See the consolidated statement of shareholders' equity and redeemable non-controlling interest for these amounts.

As of September 30, 2022, the Company had no outstanding shares of Preferred Stock, 65,529,753 outstanding shares of Class A common stock, 70,153,051 outstanding shares of Class B common stock, and no outstanding shares of Class C common stock.

The table below demonstrates the calculation of the comprehensive loss attributable to the non-controlling interest holders for the 2022 Successor Period.

	Three Months Ended	Nine Months Ended
	September 30, 2022	September 30, 2022
Fathom OpCo comprehensive loss	$(1,070,703)	$(1,079,745)
Non-controlling interest percentage	51.9%	51.9%
Comprehensive loss attributable to non-controlling interest	$(556,027)	$(561,728)

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

Predecessor

Fathom OpCo's equity in the 2021 Predecessor Period consists of Class A common units and Class B common units.

The following table represents a summary of the Company’s Members' Equity as of September 30, 2021 (Predecessor):

September 30, 2021 (Predecessor)
Class A common units	5,480,611
Class B common units	2,242,981

Note 16. Leases

The Company leases certain manufacturing facilities, office space, and equipment and determines if an arrangement is a lease at inception. Amounts associated with operating leases and financing leases are included in right-of-use lease assets (“ROU assets”), current lease liabilities and long-term lease liabilities in the Company's unaudited consolidated balance sheet.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

If the leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that we would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses quoted interest rates obtained from financial institutions as an input to derive its incremental borrowing rate as the discount rate for the lease.

Leases with an initial term of 12 months or less are not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, we combine lease and nonlease components.

Certain leases include one or more options to renew, with renewal terms that can extend the lease term from one to 10 years or more, and the exercise of lease renewal options under these leases is at our sole discretion. Lease terms include the non-cancellable portion of the underlying leases along with any reasonably certain lease periods associated with available renewal periods. Certain of the Company’s operating leases include variable rental payments based on a percentage change of certain consumer price indices ("CPI"). Variable rental payments are recognized in the consolidated statement of comprehensive income (loss) in the period in which the obligation for those payments is incurred. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

	Balance Sheet Location	September 30, 2022
Assets
Operating	Prepaid expenses and other current assets	$356
Operating	Right-of-use operating lease assets, net	10,774
Financing	Right-of-use financing lease assets, net	2,308
Total lease assets		$13,438
Liabilities
Current
Operating	Current operating lease liability	$2,164
Financing	Current financing lease liability	195
Non-Current
Operating	Long-term operating lease liability	9,041
Financing	Long-term financing lease liability	2,176
Total lease liability		$13,576

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

The following table sets forth our lease costs included in our unaudited consolidated statement of comprehensive income (loss):

	Three Months Ended	Nine Months Ended
	September 30, 2022	September 30, 2022
Operating lease cost	$837	$2,457
Short-term lease cost	1	9
Financing lease cost:
Amortization of ROU assets	55	163
Interest on lease liabilities	34	103
Sublease income	(34)	(102)
Total lease costs	$893	$2,630

September 30, 2022
Weighted-average remaining lease term (years)
Operating	6.7
Financing	8.4
Weighted-average discount rate
Operating	5.9%
Financing	5.6%

Maturities of Leases

	Operating Leases	Financing Leases	Total
Remainder of 2022	$817	$80	$897
2023	2,566	326	2,892
2024	2,244	335	2,579
2025	1,859	345	2,204
2026	1,392	356	1,748
Thereafter	5,172	1,566	6,738
Total future lease payments	14,050	3,008	17,058
Less: Discount	2,845	637	3,482
Present value of lease liability	$11,205	$2,371	$13,576

Disclosures related to period prior to adoption of the Topic 842

Operating lease rent expense was $951 for the three months ended September 30, 2021 and $2,608 for the nine months ended September 30, 2021.

As of December 31, 2021, future minimum lease payment obligations were as follows:

Year	Total
2022	$3,212
2023	3,027
2024	1,959
2025	1,253
2026	443
Thereafter	328
Total future lease payments	$10,222

Note 17. Tax Receivable Agreement

In connection with the Business Combination, Fathom entered into a Tax Receivable Agreement ("TRA") with certain owners of Fathom OpCo prior to the Business Combination. Pursuant to the TRA, the Company will pay certain of these parties, as applicable, 85% of the tax benefits, of any savings the company realizes, calculated using certain assumptions, as a result of (i) tax basis adjustments from sales and exchanges of Fathom OpCo's equity interests in connection with or following the Business Combination and certain distributions with respect to Fathom OpCo's equity interests, (ii) our utilization of certain tax attributes, and (iii) certain other tax benefits related to entering into the TRA.

Actual tax benefits realized by Fathom may differ from tax benefits calculated under the TRA as a result of the use of certain assumptions in the TRA, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. While the amount of existing tax basis, the anticipated tax basis adjustments and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, we expect that the payments that Fathom may make under the TRA will be substantial.

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

The Company’s TRA liability established upon completion of the Business Combination is measured at fair value on a recurring basis using significant unobservable inputs (Level 3). The TRA liability balance at September 30, 2022 assumes: (i) a constant blended U.S. federal, state and local income tax rate of 26.9%; (ii) no material changes in tax law; (iii) the ability to utilize tax attributes based on current alternative tax forecasts; and (iv) future payments under the TRA are made when due under the TRA. The amount of the expected future payments under the TRA has been discounted to its present value using a discount rate of 12.2%.

Subsequent to the Business Combination, the Company will record additional liabilities under the TRA when Class A Units of Fathom OpCo are exchanged for Class A common stock. Liabilities resulting from these exchanges will be recorded on a gross undiscounted basis and are not remeasured at fair value. During the Successor nine months ended September 30, 2022, an additional TRA liability of $21,700 was established as a result of these exchanges.

The following table summarizes the changes in the TRA liabilities:

Tax Receivable Agreement Liability
Beginning balance as of December 31, 2021	$4,600
Fair value measurement	(200)
Conversion of non-controlling interest	21,700
Ending Balance as of September 30, 2022	26,100
Less: Current portion included in other current liabilities	-
Total long-term tax receivable agreement liability	$26,100

Note 18. Fair Value Measurement

The fair value of the Company’s financial assets and liabilities reflects our management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1 — Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3 — Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of September 30, 2022.

	Fair Value Measurements as of September 30, 2022
Description	Level 1	Level 2	Level 3	Total
Liabilities:
Tax Receivable Agreement	$-	$-	$4,400	$4,400
Fathom OpCo acquisitions contingent consideration	-	-	700	700
Sponsor Earnout Shares Liability	-	-	1,790	1,790
Fathom Earnout Shares Liability	-	-	11,910	11,910
Warrant liability – Public Warrants	1,720	-	-	1,720
Warrant liability – Private Placement Warrants	-	-	4,180	4,180
	$1,720	$-	$22,980	$24,700

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2021.

	Fair Value Measurements as of December 31, 2021
Description	Level 1	Level 2	Level 3	Total
Liabilities:
Tax Receivable Agreement	$-	$-	$4,600	$4,600
Fathom OpCo acquisitions contingent consideration	-	-	3,598	3,598
Sponsor Earnout Shares Liability	-	-	9,380	9,380
Fathom Earnout Shares Liability	-	-	64,300	64,300
Warrant liability – Public Warrants	7,600	-	-	7,600
Warrant liability – Private Placement Warrants	-	-	26,300	26,300
	$7,600	$-	$108,178	$115,778

The following table presents a reconciliation of the beginning and ending balances of recurring level 3 fair value measurements.

	Level 3 Liabilities
	Tax Receivable Agreement liability	Fathom OpCo acquisitions contingent consideration	Sponsor Earnout shares liability	Fathom Earnout shares liability	Warrant liability – Private Placement Warrants	Total
Balance at December 31, 2021	$4,600	$3,598	$9,380	$64,300	$26,300	$108,178
Payments	-	(2,750)	-	-	-	$(2,750)
Net (gain) loss (1)	(200)	(148)	(7,590)	(52,390)	(22,120)	$(82,448)
Ending balance at September 30, 2022	$4,400	$700	$1,790	$11,910	$4,180	$22,980

(1) Net gains on changes in recurring level 3 fair value measurements are recognized in Other income and net losses on change in recurring level 3 fair value measurements are recognized in other expense in our unaudited consolidated statement of comprehensive loss.

Valuation Methodologies for Fair Value Measurements Categorized within Levels 2 and 3

Tax Receivable Agreement

The fair value of the TRA is based on multiple inputs and assumptions input into a Monte Carlo simulation model. The significant inputs into this model are the following: a corporate tax rate of 26.9%, an annual TRA payment date of February 16, existing non-controlling interest percentage of 51.9%, initial amortization deductions of $56,400, $368,000 of taxable income forecast by 2030, a sell-down schedule which reflects the expected sale of our Class A common units in Fathom OpCo ("New Fathom Units") by legacy Fathom OpCo shareholders, a Class A common stock price as of September 30, 2022 (Successor) of $2.03, volatility of 88.0%, correlation between taxable income and the Class A common stock price of 26.9%, a cost of equity of 16.4%, and a cost of debt range from 7.5% to 10.1%.

Legacy Fathom OpCo Acquisitions Contingent Consideration

The fair values for contingent consideration payable are determined by using a discounted cash flow approach with unobservable inputs and is classified as a Level 3 liability in the fair value hierarchy. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each entity to which the contingent consideration relates to, for example EBITDA targets for a given period.

Earnout Shares Liability

The fair values for the Earnout Shares are estimated using a Monte Carlo simulation assuming Geometric Brownian Motion in a risk-neutral framework. The Monte Carlo simulation considers daily simulated stock prices as a proxy for the Company's daily volume-weighted average price ("VWAP"). The key inputs into the valuation of the Earnout Shares are an expected term of five years, a risk-free rate of 4.13%, operating asset volatility of 87.4%, and equity volatility of 100.2%. The operating asset volatility and the equity volatility assumptions are based on a blended average of operating and equity volatility, respectively, of publicly traded companies within the Company's peer group.

Private Placement Warrants

The Warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of Warrant liabilities in the statement of operations.

Fathom Digital Manufacturing Corporation
Notes to Unaudited Consolidated Financial Statements

(In thousands, except share amounts)

The Private Placement warrants are valued using a Monte Carlo simulation model, which is considered to be a Level 3 fair value measurement. The volatility for the Private Placement warrants, a key input into the valuation, was estimated to be 25% based on a calibration to the publicly traded per share price of the Company's Class A common stock as of December 31, 2021 (Successor). Other key inputs into the valuation include a term of 5.0 years, a strike price of $11.50 per share, and an assumption that the Private Placement warrants will remain outstanding until maturity since the Private Placement warrants are not redeemable.

In instances whereby inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 19. Income Taxes

The Company calculates the provision for income taxes during interim periods by applying an estimate of the forecasted annual effective tax rate for the full fiscal year to "ordinary" income or loss (pretax income or loss excluding unusual or infrequently occurring discrete items) for the reporting period. Income tax expense for the three months ending September 30, 2022 and September 30, 2021 was $87 and $729, respectively. Income tax expense for the nine months ending September 30, 2022 and September 30, 2021 was $167 and $807, respectively. The effective tax rate, including discrete items, was 0% for the periods ended September 30, 2022 and September 30, 2021. The tax provision for the three and nine months ended September 30, 2022 is impacted by certain permanent non-deductible portions of the goodwill impairment, partially offset by the valuation allowance recorded against the deferred tax assets.

The Company reduced its deferred tax liability by $12,219 and $17,700 for the three and nine months ended September 30, 2022, respectively, through additional paid in capital related to the exchange of Fathom OpCo's exchangeable Class A Units (and the associated vote-only Class B shares) for an equal number of Class A shares.

The Company evaluates the realizability of the deferred tax assets on a quarterly basis and has determined that it is appropriate to record a valuation allowance on any net deferred tax assets. The deferred tax liability recorded in previous periods has been fully offset due to the exchanges of Fathom OpCo Class A units as described above.

As of September 30, 2022, the Company did not recognize income tax expense or benefits associated with uncertain tax positions.

Note 20. Commitments and Contingencies

The Company is subject to various claims and lawsuits that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material effect on the Company’s financial condition, comprehensive gain (loss) or cash flows.

Note 21. Variable Interest Entities

Based upon the criteria set forth in ASC 810, the Company consolidates variable interest entities (“VIEs”) in which it has a controlling financial interest and is therefore deemed the primary beneficiary. A controlling financial interest will have both of the following characteristics: (a) the power to direct the VIE activities that most significantly impact economic performance; and (b) the obligation to absorb the VIE losses and the right to receive benefits that are significant to the VIE. The Company has determined that Fathom OpCo meets the definition of a VIE and that the Company is the primary beneficiary of Fathom OpCo beginning on the date of the Business Combination, and therefore the Company must consolidate Fathom OpCo from the date of the Business Combination.

The following table presents a summary of the total assets, liabilities, and shareholders' equity of the Company’s consolidated VIE, which is comprised solely of Fathom OpCo.

Period Ended September 30, 2022 Fathom OpCo Standalone
Total assets	$495,392
Total liabilities	184,396
Total shareholders' equity	310,996

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto included in Part I, Item 1 of this Quarterly Report, together with our audited consolidated financial statements for our most recently completed fiscal year set forth under Item 8 of our 2021 Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in Item 1A “Risk Factors” of our 2021 Form 10-K and other filings under the Exchange Act.

Overview

Fathom Digital Manufacturing Corporation was incorporated in Delaware in December 2021 as part of the completion of the business combination of Altimar Acquisition Corp II and Fathom Opco (the "Business Combination"). However, our roots stretch back over 35 years with the founding of several of our subsidiaries. The terms “Fathom” the “Company,” “we,” “us,” and “our” as used herein refer to the business and operations of Fathom Digital Manufacturing Corporation and its consolidated subsidiaries.

We are a leading national on-demand digital manufacturing platform at the forefront of the Industry 4.0 revolution. Industry 4.0 utilizes e-commerce, automation, and data sharing in a cyber-physical system to communicate and cooperate in the manufacturing process over the Internet of Things ("IoT"). Using our expansive manufacturing footprint and extensive expertise in both additive and traditional manufacturing, we provide comprehensive product development and on-demand manufacturing services to many of the largest and most innovative companies in the world. Our unified suite of manufacturing technologies, processes, and proprietary software enables us to deliver hybridized solutions that meet the specific needs of our customers, empowering them to tackle complex manufacturing problems and accelerate product development cycles.

Our differentiated strategy focuses on speed, problem solving, adaptive technical responsiveness, and a technology agnostic approach across our 25 plus manufacturing processes to meet customers’ design intent. This allows our customers to iterate faster, often shortening their product development and production cycles from months to days.

We seamlessly blend in-house capabilities consisting of plastic and metal additive technologies, injection molding and tooling, computer numerical control (“CNC”) machining, and precision sheet metal fabrication. We operate over 530 advanced manufacturing systems across 25 unique manufacturing processes and a 450,000 sq. ft. manufacturing footprint, spanning 12 facilities located primarily within the U.S. We believe we are positioned to serve the largest geographic markets in which our customers are located and enable cost effective and rapid turnaround times for our customers. Our scale and the breadth of offerings allow our customers to consolidate their supply chain and product development needs through the ability to source through a single manufacturing supplier. Fathom’s manufacturing technologies and capacity are further extended through the utilization of a selected group of highly qualified suppliers that specialize in injection molding and tooling and CNC machining.

We have experienced significant growth since inception both organically and through our successful and proven acquisition playbook, which is enabled by our proprietary software platform that allows for a streamlined integration of acquired companies. Over the past three years, we have successfully completed 13 acquisitions to bolster our operations and offerings. Fathom started as Midwest Composite Technologies, LLC ("MCT"), a leader in prototyping and low-volume services. Founded in 1984, MCT specialized in model making, industrial design, and rapid prototyping. Today, MCT serves companies through a variety of in-house additive manufacturing technologies, including 3D printing and processing, CNC machining, injection molding, and industrial design capabilities.

In September 2019, we acquired Kemeera, LLC to expand our additive, CNC machining, injection molding, and development and engineering services, as well as bring urethane casting capabilities. In December 2019, we acquired ICOMold, LLC ("ICOMold") to expand our injection molding capabilities and significantly enhance our customer experience by bringing in-house an interactive, automated quotation system capable of providing feedback in 30 seconds with an intuitive, customer-facing project management portal, which we have continued to develop and enhance. Our acquisition of ICOMold also expanded our capabilities into China.

In July 2020, we acquired Incodema, LLC and Newchem, LLC to expand our in-house manufacturing processes to include precision sheet metal engineering solutions, including a broad array of sheet metal cutting and forming solutions such as laser cutting, micro waterjet, specialty stamping, and photochemical etching, among others, for quick and complex, tight tolerance parts. In August 2020, we acquired GPI Prototype & Manufacturing Services, LLC ("GPI") to expand our additive manufacturing capabilities. GPI was one of the first metal additive manufacturing service providers in the U.S., bringing metallurgical expertise in-house and enabling the Company to produce metal parts with complex geometries for on-demand manufacturing applications. In December 2020, we acquired Dahlquist Machine, LLC to expand our precision machining capabilities with state-of-the-art CNC mills and lathes for high-speed precision machining of light metals, aluminum, and plastics. In December 2020, we also acquired Majestic Metals, LLC, further expanding our precision sheet metal fabrication capabilities. Further, in December 2020, we acquired Mark Two Engineering, LLC expanding our precision machining services and footprint in the medical device industry.

In February 2021, we acquired Summit Tooling, Inc. and Summit Plastics LLC, further expanding our plastic injection mold manufacturing capabilities. In April 2021, we acquired Centex Machine and Welding Inc. and Laser Manufacturing, Inc. to expand our high-precision manufacturing services specializing in CNC machining and medical device manufacturing. In April 2021, we also acquired Sureshot Precision, LLC (d/b/a Micropulse West) expanding our Electrical Discharge Machine (“EDM”) services, and CNC and manual machining capabilities. Further, in April 2021, we acquired Precision Process, LLC specializing in CNC machining, engineering support, and EDM services.

Factors Affecting the Comparability of our Results of Operations

As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Set forth below is a brief discussion of the key factors that may impact the comparability of our results of operations in future periods.

Impact of the Business Combination

Fathom is subject to corporate level tax rates at the federal, state and local levels. Fathom OpCo was and is treated as a flow-through entity for U.S. federal income tax purposes, and as such, has generally not been subject to U.S. federal income tax at the entity level. Accordingly, other than for certain consolidated subsidiaries of the Predecessor that are structured as corporations and unless otherwise specified, the historical results of operations and other financial information of the Predecessor presented does not include any provision for U.S. federal income tax.

Fathom pays U.S. federal and state income taxes as a corporation on its share of our taxable income. The Business Combination was accounted for as a business combination using the acquisition method of accounting. Accordingly, the assets and liabilities, including any identified intangible assets, were recorded at their preliminary fair values at the date of completion of the Business Combination, with any excess of the purchase price over the preliminary fair value recorded as goodwill. The application of business combination accounting required the use of significant estimates and assumptions.

As a result of the application of accounting for the Business Combination, the historical consolidated financial statements of Fathom OpCo are not necessarily indicative of the Fathom's future results of operations, financial position and cash flows. For example, increased tangible and intangible assets resulting from adjusting the basis of tangible and intangible assets to their fair value would result in increased depreciation and amortization expense in the periods following the consummation of the Business Combination.

In connection with the Business Combination, we entered into a Tax Receivable Agreement (“TRA”) with certain of our pre-Business Combination owners that provides for the payment by Fathom to such owners of 85% of the benefits that Fathom is deemed to realize as a result of the Company’s share of existing tax basis acquired in the Business Combination and other tax benefits related to entering into the TRA.

Additionally, in connection with the Business Combination, we have accounted for the issuance of warrants and earnout shares as liabilities which require re-measurement to fair value at the end of each reporting period, as applicable, and adopted the Fathom 2021 Omnibus Incentive Plan which will result in higher share-based compensation expenses.

Impact of Becoming a Public Company

We expect to continue to incur additional costs associated with operating as a public company, including human resources, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and rules adopted by the SEC require public companies to implement specified corporate governance practices that are not applicable to a private company. These additional rules and regulations increased our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Key Factors Affecting Our Results

Our financial position and results of operations depend to a significant extent on the following factors:

Industry Opportunity and Competitive Landscape

The market in which we operate is projected to grow from $25 billion in 2021 to $33 billion in 2025, fueled by growth in demand for additive manufacturing and continuing trends in customer outsourcing of production needs. We operate in a large, fragmented, and competitive industry, competing for customers with a range of digital manufacturers, digital manufacturing brokers, and regional design bureaus. We believe we are uniquely positioned as the only full-service outsourced solution built specifically to cater to the manufacturing needs of enterprise-level corporate customers. In particular, we believe we compare favorably to other industry participants on the basis of the following competitive factors:

•	Fathom offers a wide breadth of advanced manufacturing processes, including additive 2.0 and emerging technologies;

•	We have a proven track record of serving blue-chip, enterprise-level corporate customers;

•	We offer our clients turnaround times in as little as 24-hours, nationwide;

•	Our unified digital customer experience supplemented by with embedded support teams;

•	Fathom provides the industry’s only team of dedicated customer-facing engineers, unlocking the broadest parts envelope and providing customers with high-value customized parts;

•	Our list of certifications validates our capabilities and precision (tight tolerances, handling of sensitive client data, etc.);

•

We possess a wealth of material expertise, technical design capabilities, and engineering resources which we leverage to deliver superior customer results regardless of manufacturing process and production material; and

•	Our successful and proven acquisition integration playbook for strategic growth opportunities.

Customer Product Life Cycle and Connectivity

We believe that a number of trends affecting our industry have affected our results of operations and may continue to do so. For example, we believe that many of our target customers are facing three mega trends which are disrupting long-term product growth models including (i) increased pressure to shorten product life-cycles, (ii) the demand for manufactured parts on-demand, and (iii) expectation to deliver products that are personalized and customized to unique customer specifications. We believe we continue to be well positioned to benefit from these trends given our proprietary technology alignment with Industry 4.0 trends that enables us to automate and integrate processes involved in manufacturing custom parts. The COVID-19 pandemic has also impacted the manufacturing environment. For example, the pandemic accelerated the digitization of manufacturing as companies pivoted to a work-from-home and socially-distanced manufacturing plant environment. As a result, the adoption of e-commerce was accelerated, which allows opportunity for us to provide valuable solutions to manufacturers looking to build resiliency in their supply chains through fast, on-demand manufacturers. While our business may be positively affected by these trends, our results may also be favorably or unfavorably impacted by other trends that affect product developer and engineer orders for custom parts in low volumes, including, among others, economic conditions, changes in product developer and engineer preferences or needs, developments in our industry and among our competitors, and developments in our customers’ industries. For a more complete discussion of the risks facing our business, see Item 1A. “Risk Factors” of our 2021 Form 10-K.

Manufacturing Facilities and Capacity

We believe our combined facilities are adequate for our development and production needs in the near future. Should we need to add space or transition into new facilities, we believe we have the ability to expand our footprint on commercially reasonable terms.

Impacts of the COVID-19 pandemic

The full extent of the impact and effects of the COVID-19 pandemic will depend on future developments, including, among other factors, the duration, spread and resurgences of the virus, including variants thereof, along with related travel advisories and restrictions, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the impact of government interventions, the pace, scope and efficacy of vaccination and booster programs, and general uncertainty as to the impact of COVID-19, including variants and resurgences, on the global economy.

Further discussion of the potential impacts on our business and results of operations from the COVID-19 pandemic is provided in the section entitled “Risk Factors” in Part I, Item 1A of our 2021 Form 10-K.

Comparison of the three months ended September 30, 2022 and September 30, 2021

	Three Months Ended		Change
(dollars in thousands)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)	$	%

Revenue	$40,210	$41,481	$(1,271)	-3.1%
Cost of revenue	25,144	26,581	(1,437)	-5.4%
Gross profit	15,066	14,900	166	1.1%
Operating expenses
Selling, general, and administrative	11,960	10,681	1,279	12.0%
Depreciation and amortization	4,627	2,148	2,479	115.4%
Restructuring	996	-	996
Goodwill Impairment	1,066,564	-	1,066,564
Total operating expenses	1,084,147	12,829	1,071,318	8350.8%
Operating (loss) income	(1,069,081)	2,071	(1,071,152)	-51721.5%
Interest expense and other (income) expense
Interest expense	2,406	4,376	(1,970)	-45.0%
Other expense	81	592	(511)	-86.3%
Other income	(25,548)	(150)	(25,398)	16932.0%
Total interest expense and other (income) expense, net	(23,061)	4,818	(27,879)	-578.6%
Net loss before income tax	(1,046,020)	(2,747)	(1,043,273)	37978.6%
Income tax expense	87	729	(642)	-88.1%
Net loss	(1,046,107)	(3,476)	(1,042,631)	29995.1%
Net loss attributable to Fathom OpCo non-controlling interest	(556,027)	-	(556,027)
Net loss attributable to controlling interest	(490,080)	(3,476)	(486,604)	13999.0%
Comprehensive loss:
Income from foreign currency translation adjustments	-	201	(201)	-100.0%
Comprehensive loss, net of tax	$(490,080)	$(3,275)	$(486,805)	14864.3%

Revenue

Revenue for the three months ended September 30, 2022 was $40,210 compared to $41,481 in the three months ended September 30, 2021, a decrease of 3.10%. The year-over-year decrease was primarily due to one-time COVID-19 deferred orders in our injection molding technology during the three months ended September 30, 2021.

Gross Profit

Gross profit for the three months ended September 30, 2022 totaled $15,066 or 37.5% of revenue, compared to $14,900 or 35.9% of revenue, for the three months ended September 30, 2021, primarily driven by favorable pricing on materials.

Operating Expenses

Selling, general and administrative (SG&A) expenses were $11,960 and $10,681 for the three months ended September 30, 2022 and September 30, 2021, respectively. The $1,279, or 12.0%, increase in SG&A expenses was primarily driven by stock based compensation of $1,762 in the three months ended September 30, 2022 and by additional costs related to being a public company.

Depreciation and amortization expenses were $4,627 and $2,148 for the three months ended September 30, 2022 and September 30, 2021, respectively. The increase of $2,479 or 115.4%, was primarily driven by an increase in intangible assets related to the Business Combination resulting in amortization expenses associated with those assets.

Restructurings of $996 represents costs to consolidate our Oakland, CA facility into Fathom headquarters in Hartland, WI, facility, transition finance to a shared-service model, and consolidated a limited number of leadership roles, as announced in our reorganization plan on July 7, 2022. There were no restructuring charges for the three months ended September 30, 2021.

The goodwill impairment charge of $1,066,564 during the three months ended September 30, 2022, represents a write down of the carrying amount of goodwill based on a decrease in the Company's fair value based upon a quantitative assessment as noted in footnote 8. There was no goodwill impairment charge recorded during the three months ended September 30, 2021.

Operating Income (Loss)

Operating loss was $1,069,081 for the three months ended September 30, 2022 and operating income was $2,071 for the three months ended September 30, 2021. The additional losses were primarily driven by the goodwill impairment charge, restructuring costs, additional costs related to being a public company, and additional amortization of the increased intangible assets related to the Business Combination.

Interest Expense and Other Expense (Income)

Interest expense was $2,406 and $4,376 for the three months ended September 30, 2022 and September 30, 2021, respectively. The decrease in interest expense is primarily due to lower debt at September 30, 2022 as compared to September 30, 2021 and lower interest rates under the New Credit Agreement.

Other expenses were $81 and $592 for the three months ended September 30, 2022 and September 30, 2021, respectively. The decrease in other expenses of $511 is due to fewer non-operating expenses in the business for the three months ended September 30, 2022.

Other income was $25,548 and $150 for the three months ended September 30, 2022 and September 30, 2021, respectively. The increase in other income of $25,633 represents the changes in fair value in the earnout share liabilities and the warrant liability during the three months ended September 30, 2022 of $18,080 and $7,400, respectively.

Income Taxes

We recorded income tax expense of $87 and $729 for the three months ending September 30, 2022 and September 30, 2021, respectively. For the three months ended September 30, 2022 the tax benefit was impacted by permanent difference with respect to gains and losses recorded on the Fathom earnout shares liability, sponsor earnout shares liability, and warrant liabilities. During the 2021 predecessor period, certain subsidiaries of Fathom OpCo which were previously held as corporations for U.S. federal tax purposes, were reorganized into flow-through entities in non-taxable transactions. As a result, deferred tax liabilities pertaining to the corporate subsidiaries were reversed as income tax benefits during the 2021 Predecessor Period.

Comparison of the nine months ended September 30, 2022 and September 30, 2021

	Nine Months Ended		Change
(dollars in thousands)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)	$	%

Revenue	$122,737	$107,887	$14,850	13.8%
Cost of revenue	80,126	66,080	14,046	21.3%
Gross profit	42,611	41,807	804	1.9%
Operating expenses
Selling, general, and administrative	38,341	27,111	11,230	41.4%
Depreciation and amortization	13,595	7,355	6,240	84.8%
Restructuring	996	-	996
Goodwill Impairment	1,066,564	-	1,066,564
Total operating expenses	1,119,496	34,466	1,085,030	3148.1%
Operating (loss) income	(1,076,885)	7,341	(1,084,226)	-14769.5%
Interest expense and other (income) expense
Interest expense	5,738	8,800	(3,062)	-34.8%
Other expense	276	9,007	(8,731)	-96.9%
Other income	(88,771)	(3,215)	(85,556)	2661.2%
Total interest expense and other (income) expense, net	(82,757)	14,592	(97,349)	-667.1%
Net loss before income tax	(994,128)	$(7,251)	$(986,877)	13610.2%
Income tax expense	167	807	(640)	-79.3%
Net loss	(994,295)	$(8,058)	$(986,237)	12239.2%
Net loss attributable to Fathom OpCo non-controlling interest	(561,728)	-	(561,728)
Net loss attributable to controlling interest	(432,567)	(8,058)	(424,509)	5268.2%
Comprehensive loss:
(Loss) Income from foreign currency translation adjustments	(107)	96	(203)	-211.5%
Comprehensive loss, net of tax	$(432,674)	$(7,962)	$(424,712)	5334.2%

Revenue

Revenue for the nine months ended September 30, 2022 was $122,737 compared to $107,887 in the nine months ended September 30, 2021, an increase of 13.8%. The year-over-year growth was driven by an increase in the volume of customers served, primarily through acquisition-related activity, and growth within Fathom’s strategic accounts.

Gross Profit

Gross profit for the nine months ended September 30, 2022 totaled $42,611, or 34.7% of revenue, compared to $41,807, or 38.8% of revenue, for the nine months ended September 30, 2021. The decrease in gross profit is primarily driven by an increase of $3,241 in amortization expense related to inventory step-up adjustments from purchase accounting following the completion of the Business Combination on December 23, 2021.

Operating Expenses

SG&A expenses were $38,341 and $27,111 for the nine months ended September 30, 2022 and September 30, 2021, respectively. The $11,230, or 41.4%, increase in SG&A expenses was primarily driven by stock based compensation of $5,687 in the nine months ended September 30, 2022 and by additional costs related to being a public company.

Depreciation and amortization expenses were $13,595 and $7,355 for the nine months ended September 30, 2022 and September 30, 2021, respectively. The increase of $6,240 or 84.8%, was primarily driven by an increase in intangible assets related to the Business Combination resulting in amortization expenses associated with those assets.

Restructuring of $996 represents costs to consolidate our Oakland, CA facility into Fathom headquarters in Hartland, WI, facility transition finance to a shared-service model, and consolidated a limited number of leadership roles, as announced in our reorganization plan on July 7, 2022. There were no restructuring charges for the nine months ended September 30, 2021.

The goodwill impairment charge of $1,066,564 during the nine months ended September 30, 2022,represents a write down of the carrying amount of goodwill based on a decrease in the Company's fair value based upon a quantitative assessment as noted in footnote 8. There was no goodwill impairment charge recorded during the nine months ended September 30, 2021.

Operating Income (Loss)

Operating loss was $1,076,885 for the nine months ended September 30, 2022 and operating income was $7,341 for the nine months ended September 30, 2021. The operating loss was primarily driven by the goodwill impairment charge, restructuring costs, additional costs related to related to being a public company, non-cash amortization of the increased intangible assets relating to the Business Combination, inventory step-up from purchase accounting, professional fees, and additional employees.

Interest Expense and Other Expense (Income)

Interest expense was $5,738 and $8,800 for the nine months ended September 30, 2022 and September 30, 2021, respectively. The decrease in interest expense is primarily due to lower debt at September 30, 2022 as compared to September 30, 2021 and lower interest rates under the New Credit Agreement.

Other expenses were $276 and $9,007 for the nine months ended September 30, 2022 and September 30, 2021, respectively. The decrease in other expenses of $7,760 is due to non-recurring expenses related to the Summit acquisition that took place in the nine month period ending June 30, 2021.

Other income was $88,771 and $3,215 for the nine months ended September 30, 2022 and September 30, 2021, respectively. The increase in other income of $85,556 represents the changes in fair value in the earnout share liabilities and the warrant liability during the nine months ended September 30, 2022 of $59,980 and $28,000, respectively.

Income Taxes

We recorded income tax expense of $167 and $807 for the nine months ending September 30, 2022 and September 30, 2021, respectively. For the three months ended September 30, 2022 the tax provision was impacted by permanent difference with respect to gains and losses recorded on the Fathom earnout shares liability, sponsor earnout shares liability, and warrant liabilities. The tax benefit was further impacted by discrete impacts related to the impairment of goodwill. During the 2021 predecessor period, certain subsidiaries of Fathom OpCo which were previously held as corporations for U.S. federal tax purposes, were reorganized into flow-through entities in non-taxable transactions. As a result, deferred tax liabilities pertaining to the corporate subsidiaries were reversed as income tax benefits during the 2021 Predecessor Period.

Non-GAAP Information

This Quarterly Report on Form 10-Q includes Adjusted Net Income (Loss) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"), which are non-GAAP financial measures that we use to supplement our results presented in accordance with GAAP. We believe Adjusted Net Income (Loss) and Adjusted EBITDA are useful in evaluating our operating performance, as they are similar to measures reported by our public competitors and regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted Net Income (Loss) and Adjusted EBITDA are not intended to be a substitute for any GAAP financial measure and, as calculated by us, may not be comparable to other similarly titled measures of performance of other companies within our industry or in other industries. These non-GAAP financial measures supplement and should be considered in addition to and not in lieu of our, GAAP results.

We include these non-GAAP financial measures because they are used by management to evaluate Fathom’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted Net Income (Loss) and Adjusted EBITDA exclude certain expenses that are required in accordance with GAAP because they are non-recurring (for example, in the case of transaction-related costs), non-cash (for example, in the case of depreciation and amortization) or are not related to our underlying business performance (for example, in the case of interest income and expense).

Adjusted Net Income (Loss)

We define and calculate Adjusted Net Income (Loss) as net loss before the impact of any increase or decrease in the estimated fair value of the Company’s warrants and earnout shares as well as transaction-related costs and certain other non-cash and non-core items.

The table below presents our Adjusted Net Income (Loss) reconciled to our net income (loss), the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended		Nine Months Ended
(dollars in thousands)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)
Net (loss)	$(1,046,107)	$(3,476)	$(994,295)	$(8,058)
Acquisition expenses(1)	-	-	-	4,045
Stock compensation	1,762	-	5,687	-
Inventory step-up amortization	-	(277)	3,241	-
Goodwill Impairment	1,066,564		1,066,564
Restructuring	996		996
Change in fair value of warrant liability(2)	(7,400)	-	(28,000)	-
Change in fair value of Earnout Shares liability(2)	(18,080)	-	(59,980)	-
Change in fair value of TRA(2)	-	-	(200)	-
Integration, non-recurring, non-operating, cash, and non-cash costs(3)	492	2,679	3,443	5,309
Adjusted Net Income (Loss)	$(1,773)	$(1,074)	$(2,544)	$1,296

(1) Represents expenses incurred related to business acquisitions;

(2) Represents the income statement impacts from the change in fair value related to both the Sponsor Earnout Share liability, the Fathom Earnout Shares liability, and the Warrant liability associated with the Business Combination; and

(3) Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, and management fees paid to our principal owner.

Adjusted EBITDA

We define and calculate Adjusted EBITDA as net income (loss) before the impact of interest income or expense, income tax expense and depreciation and amortization, and further adjusted for the following items: transaction-related costs, the impact of any increase or decrease in the estimated fair value of the Company's warrants and earnout shares, and certain other non-cash and non-core items, as described in the reconciliation included below.

The table below presents our Adjusted EBITDA reconciled to net income (loss), the most directly comparable U.S. GAAP measure, for the periods indicated.

	Three Months Ended		Nine Months Ended
(dollars in thousands)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)
Net (loss)	$(1,046,107)	$(3,476)	$(994,295)	$(8,058)
Depreciation and amortization	6,335	4,381	18,539	12,006
Interest expense, net	2,406	4,376	5,738	8,800
Income tax expense	88	729	167	807
Acquisition expenses(1)	-	-	-	4,045
Inventory step-up amortization	-	(277)	3,241	-
Stock compensation	1,762	-	5,687	-
Goodwill Impairment	1,066,564	-	1,066,564	-
Restructuring	996		996
Change in fair value of warrant liability(2)	(7,400)	-	(28,000)	-
Change in fair value of Earnout Shares liability(2)	(18,080)	-	(59,980)	-
Change in fair value of TRA(2)	-	-	(200)	-
Contingent consideration	-	235	-	(1,120)
Loss on extinguishment of debt	-	-	-	2,031
Integration, non-recurring, non-operating, cash, and non-cash costs(3)	492	2,679	3,443	5,309
Adjusted EBITDA	$7,056	$8,647	$21,900	$23,820

(1) Represents expenses incurred related to business acquisitions;

(2) Represents the impacts from the change in fair value related to both the earnout share liabilities and the warrant liabilities associated with the Business Combination; and

(3) Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, and management fees paid to our principal owner.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to our growth strategies, including business combination activity, capital equipment investments, and business development efforts, as well as compensation and benefits of our employees. In addition, under our New Credit Agreement, the Company is subject to various financial covenants, including quarterly net leverage and interest coverage covenants. As of September 30, 2022, the Company was in compliance with all covenant requirements. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows.

We had $8,004 in cash as of September 30, 2022. We believe our operating cash flows, together with amounts available under the New Credit Agreement and our cash on hand will be sufficient to meet our anticipated working capital and capital expenditure requirements during the next 12 months.

We may, however, need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions and competitive pressures. We expect our capital expenditures and working capital requirements to continue to increase in the immediate future, as we seek to expand our product offerings across more of the U.S. Our capital expenditures in 2021 of $9.0 million equaled approximately 6.0% of annual revenue We believe that our annual future growth capital expenditures, excluding any expenditures for buildings and maintenance capital we might purchase for our operations, are likely to be approximately 6.9% of annual revenue. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in new product launches and related marketing initiatives or to scale back our existing operations, which could have an adverse impact on our business and financial prospects. See Note 3—Business Combination with Fathom OpCo in the notes to our unaudited consolidated financial statements for further information.

Borrowings and Lines of Credit

On December 23, 2021, the Company entered into the New Credit Agreement, which included a $50.0 million revolving credit facility and a $125.0 million term loan. The Company's borrowings under the revolving credit facility were $27,000 at September 30, 2022. The loans obtained under the New Credit Agreement will mature in December 2026.

On November 10, 2022, the Company entered into an amendment (the “Amendment”) of the New Credit Agreement (as amended by the Amendment, the “Amended Credit Agreement) with the administrative agent thereof (the “Administrative Agent”) and the other lenders party thereto to modify certain financial covenants. Specifically, the Amendment (i) reduced the minimum interest coverage ratio from 3.00 to 1.0 to 2.50 to 1.0 for each fiscal quarter ending in fiscal 2023, to 2.75 to 1.0 for the fiscal quarters ending on March 31, 2024 and June 30, 2024, with the minimum interest coverage ratio reverting back to 3.00 to 1.0 for each fiscal quarter ending on and after September 30, 2024, (ii) increased the maximum net leverage ratio to 4.50 to 1.0 for each fiscal quarter ending on September 30, 2022 through June 30, 2023, which ratio will decrease thereafter over time until it reaches 3.50 to 1.0 for each fiscal quarter ending on and after June 30, 2024, and (iii) prohibits certain restricted payments by the Company otherwise permitted by Section 6.06(g) of the Amended Credit Agreement through September 30, 2024.

The Amendment also replaces the Adjusted LIBO Rate (e.g., LIBO Rate multiplied by the then applicable statutory reserve rate per annum), plus a range of applicable margins, as an interest election under the Amended Credit Agreement, with Term SOFR plus 0.10% (“Adjusted Term SOFR”) per annum and Daily Simple SOFR plus 0.10% per annum, as applicable, in each case plus an applicable margin adjustment ranging from 2.25% to 3.75% based on the Company’s most recent net leverage ratio calculation as of the applicable interest determination date.

In addition, the Amendment replaces the Adjusted LIBO Rate plus 1.00% per annum as one of the interest rate floors applied in determining the alternate base interest rate for ABR Loans (as defined in the Amended Credit Agreement), with Adjusted Term SOFR plus 1.00% per annum. Lastly, the Amendment provides that the applicable margin applicable to ABR Loans increase to 2.75% to the extent the Company’s net leverage ratio equals or exceeds 4.00 to 1.0 on the applicable date.

In connection with the preparation and execution of the Amendment, the Company paid customary arranger and lender consent fees, and reasonable and documented expenses of the Administrative Agent.

The foregoing description of the Amendment and the Amended Credit Agreement is a summary and is qualified in its entirety by reference to the full text of the Amendment and the Amended Credit Agreement, which is attached to this Quarterly Report as Exhibit 10.1 and incorporated herein by reference.

The Company recorded deferred financing costs of $69 and $299, respectively for the three and nine months ended September 30, 2022 in conjunction with the New Credit Agreement and the applicable principal balances are presented within Long-Term debt, net on the Company's Consolidated Balance Sheets. The Company amortizes the deferred financing costs using the effective interest method.

The revolving credit facility under the Amended Credit Agreement is available for working capital and other general corporate purposes and includes a letter of credit sub-facility of up to $5.0 million. The Amended Credit Agreement also includes an uncommitted incremental facility, which, subject to certain conditions, provides for additional term loan facilities, and/or an increase in commitments under the revolving credit facility, in an aggregate amount of up to $100 million.

Tax Receivable Agreement

In connection with the Business Combination, we entered into the TRA with certain of our pre-Business Combination owners that provides for the payment by Fathom to such owners of 85% of the benefits that Fathom is deemed to realize as a result of the Company’s share of existing tax basis acquired in the Business Combination and other tax benefits related to entering into the TRA.

Actual tax benefits realized by Fathom may differ from tax benefits calculated under the TRA as a result of the use of certain assumptions in the TRA, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. While the amount of existing tax basis, the anticipated tax basis adjustments and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, we expect that the payments that Fathom may make under the TRA will be approximately $98,000 based on the Company's closing share price of $2.03 at September 30, 2022. As of September 30, 2022, we do not expect to make any material payments within the next two years and anticipate payments to become more material beginning in 2024.

Cash Flow Analysis

	Nine Months Ended
(dollars in thousands)	September 30, 2022 (Successor)	September 30, 2021 (Predecessor)
Net cash provided by (used in) :
Operating Activities	$6,496	$1,737
Investing Activities	(10,953)	(74,076)
Financing Activities	(7,896)	74,682
Net Change in Cash and Cash Equivalents	$(12,353)	$2,343

Operating Activities

Net cash provided from operating activities was $6,496 and $1,737 for the nine months ended September 30, 2022 and September 30, 2021, respectively. The increase of $4,759 is primarily driven by increased revenue.

Investing Activities

Cash used in investing activities of $10,953 for the nine months ended September 30, 2022 represents capital expenditures. Cash used in investing activities of $74,076 for the nine months ended September 30, 2021 represents the cash used in the acquisitions of Summit Tooling Inc., and Summit Plastics, LLC, Precision Process Corp., Centex Machine and Welding, Inc. and Laser Manufacturing, Inc., and Sureshot Precision, LLC of $67,428 in the aggregate and capital expenditures of $6,648.

Financing Activities

Cash used in financing activities of $7,896 for the nine months ended September 30, 2022 was due to payments made on the term loan of $2,344, contingent consideration of $2,750, and tax payments for shares held in lieu of taxes of $2,566. Cash provided by financing activities of $74,682 for the nine months ended September 30, 2021 was primarily due to debt proceeds of $183,500 for the acquisitions, partially offset by payments on debt of $104,091.

Critical Accounting Policies and Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We believe that the most complex and sensitive judgments, because of their potential significance to the unaudited consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain and are described subsequently. Actual results could differ from management’s estimates.

Business Combinations

We account for business acquisitions in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations ("ASC 805"). We measure the cost of an acquisition as the aggregate of the acquisition date fair values of the assets transferred and liabilities assumed and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. We record goodwill for the excess of (i) the total costs of acquisition, fair value of any non-controlling interests and acquisition date fair value of any previously held equity interest in the acquired business over (ii) the fair value of the identifiable net assets of the acquired business.

The acquisition method of accounting requires us to exercise judgment and make estimates and assumptions based on available information regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities related to uncertain tax positions and contingencies. We must also refine these estimates over a one-year measurement period, to reflect any new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to retroactively adjust provisional amounts that we have recorded for the fair value of assets and liabilities in connection with an acquisition, these adjustments could materially impact our results of operations and financial position. Estimates and assumptions that we must make in estimating the fair value of future acquired technology, user lists and other identifiable intangible assets include future cash flows that we expect to generate from the acquired assets. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed, which could materially impact our results of operations.

Goodwill and Intangible Assets

We recognize goodwill in accordance with ASC 350, Intangibles—Goodwill and Other ("ASC 350"). Goodwill is the excess of cost of an acquired entity over the fair value amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized.

Goodwill is tested for impairment annually in the fourth quarter of each year and is tested for impairment between annual tests whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. In addition, an impairment evaluation of our amortizable intangible assets may also be performed if events or circumstances indicate potential impairment. Among the factors that could trigger an impairment review are current operating results that do not align with our annual plan or historical performance; changes in our strategic plans or the use of our assets; restructuring charges or other changes in our business segments; competitive pressures and changes in the general economy or in the markets in which we operate; and a significant decline in our stock price and our market capitalization relative to our net book value. An impairment charge for goodwill is recognized only when the estimated fair value of a reporting unit, including goodwill, is less than its carrying amount. As of September 30, 2022, a quantitative interim goodwill impairment assessment was performed due to further sustained declines in the Company’s stock price in the three months ended September 30, 2022. The Company determined that the estimated fair value of the reporting unit was less than its carrying amount. The Company recorded a goodwill impairment charge of $1,066,564 in the unaudited consolidated statements of comprehensive loss for the three and nine months ended September 30, 2022.

Evaluating the recoverability of goodwill requires judgments and assumptions regarding future trends and events. As a result, both the precision and reliability of our estimates are subject to uncertainty. Among the factors that we consider in our qualitative assessment are general economic conditions and the competitive environment; actual and projected reporting unit financial performance; forward-looking business measurements; and external market assessments. To determine the fair values of our reporting unit for a quantitative analysis, we typically utilize detailed financial projections, which include significant variables, such as projected rates of revenue growth, profitability and cash flows, as well as assumptions regarding discount rates, the Company’s weighted average cost of capital and other data.

We recognize amortizable intangibles assets in accordance with ASC 350. Acquired intangible assets subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. As of September 30, 2022 and September 30, 2021, no impairment charges for amortizable intangible assets have been recognized.

The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows. Although our amortizable intangible assets are not currently impaired, there can be no assurance that future impairments will not occur. See Note 3—Business Combination with Fathom OpCo, and Note 8—Goodwill and Intangible Assets, net in the accompanying notes to the unaudited consolidated financial statements for more information.

Revenue Recognition from Contracts with Customers

Most of the Company’s revenue has one performance obligation and is recognized on a point-in-time basis upon shipment. The majority of the Company’s injection molding contracts have multiple performance obligations including one obligation to produce the mold and sample part and a second obligation to produce production parts. For injection molding contracts with multiple performance obligations, the Company allocates revenue to each performance obligation based on its relative standalone selling price and recognizes revenue for each performance obligation on a point-in-time basis upon shipment. We generally determine standalone selling price based on the price charged to customers. The Company’s payments terms are consistent with industry standards and never exceed 12 months.

Contingent Liabilities

Our contingent liabilities, which are included within the “Other non-current liabilities” caption on our consolidated balance sheets, are uncertain by nature and their estimation requires significant management judgment as to the probability and estimation of the amount of liability. These contingencies include, but may not be limited to, the warrants, TRA liabilities, earnout shares, litigation, and management’s evaluation of complex laws and regulations, including those relating to indirect taxes, and the extent to which they may apply to our business and industry. See Note 18 —Fair Value Measurement and Note 20 — Commitments and Contingencies in the accompanying notes to our unaudited consolidated financial statements for more information.

We regularly review our contingencies to determine whether the likelihood of a liability is probable and to assess whether a reasonable estimate of the liability can be made. Determination of whether a liability estimate can be made is a complex undertaking that considers the judgement of management, third-party research, the prospect of negotiation and interpretations by regulators and courts, among other information. When liabilities can be reasonably estimated, an estimated contingent liability is recorded. We continually reevaluate our indirect tax and other positions for appropriateness.

Earnout Shares Liabilities and Warrant Liability

The fair values of the Sponsor earnout shares liability, Fathom earnout shares liability, and Warrants liability were determined using Monte Carlo simulations that have various significant unobservable inputs. The assumptions used could have a material impact on the valuation of these liabilities, and include our best estimate of expected volatility, expected holding periods and appropriate discounts for lack of marketability. Changes in the estimated fair values of these liabilities may have material impacts on our results of operations in any given period, as any increases in these liabilities have a corresponding negative impact on our U.S. GAAP results of operations in the period in which the changes occur. See Note 3 — Business Combination with Fathom OpCo and Note 10 — Warrant Liability in the accompanying notes to our unaudited consolidated financial statements for more information.

Impact of Changes in Accounting on Recent and Future Trends

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) Section A - Leases: Amendments to the FASB Accounting Standards Codification which the company adopted in the first quarter of 2022. See Note 2 — Basis of Presentation and Note 16 — Leases in the accompanying notes to our unaudited consolidated financial statements for more information.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Altimar II was an emerging growth company as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. Fathom is expected to remain an emerging growth company at least through the end of the 2022 and is expected to continue to take advantage of the benefits of the extended transition period. This may make it difficult or impossible to compare Fathom financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions for emerging growth companies because of the potential differences in accounting standards used.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

For quantitative and qualitative disclosures about market risk, see Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" of our 2021 Form 10-K. Our exposures to market risk have not changed materially since December 31, 2021.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Exchange Act is properly and timely reported and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As reported in “Item 4. Controls and Procedures” of our Annual Report on Form 10-K for the year ended December 31, 2021, management performed its evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective to the extent of the material weaknesses described below:

•
Our Information Technology General Controls (“ITGC”) intended to restrict access to data and applications were not adequate resulting in inappropriate access and improper segregation of duties at both the system (pervasive) and end user levels across multiple applications. The Company did not maintain a fully integrated financial consolidation and reporting system, and as a result, extensive manual analyses, reconciliations, and adjustments were required in order to produce materially correct financial statements for external reporting purposes;
•
A comprehensive system of formal policies, procedures and controls has not been fully designed or implemented to ensure appropriate document retention and achieve complete, accurate and timely financial accounting, reporting and disclosures. Additionally, we did not design and maintain controls over the determination of appropriate cut-off, classification and presentation of accounts and disclosures in the financial statements; and
•
We did not design or maintain an effective control environment commensurate with our financial reporting requirements. We lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis. Following the identification of the foregoing material weaknesses, our management established and commenced implementation of a remediation plan, as more fully described under “Changes in Internal Control Over Financial Reporting” below. The implementation of this remediation plan is ongoing.

We have further evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2022 with the participation and under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. In this evaluation, our management did not identify any material weaknesses in addition to those identified in its evaluation as of December 31, 2021. Based on this latest evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 30, 2022, our disclosure controls and procedures were ineffective to the extent of the material weaknesses described above.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the fiscal quarter ended September 30, 2022 covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management has identified the material weaknesses in our internal controls as noted above under "Evaluation of Disclosure Controls and Procedures."

Management is working to remediate the material weaknesses by hiring additional qualified accounting and financial reporting personnel, implementing an advanced Enterprise Resource Planning ("ERP") system, improving contract terms and support for revenue recognition, and further evolving our accounting processes. We may not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. We cannot assure you that the measures we have taken to date and plan to take will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. If we are not able to maintain effective internal control over financial reporting, our financial statements and related disclosures may be inaccurate, which could have a material adverse effect on our business and our stock price.

In light of the material weakness described above, we performed additional analysis and other post-closing procedures to ensure our financial statements were prepared in accordance with U.S. GAAP. Accordingly, we believe that the consolidated financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

We may from time to time be involved in litigation and claims incidental to the conduct of our business. We are not currently subject to any pending legal (including judicial, regulatory, administrative or arbitration) proceedings that we expect to have a material impact on our consolidated financial statements. However, given the inherent unpredictability of these types of proceedings and the potentially large and/or indeterminate amounts that could be sought, an adverse outcome in certain matters could have a material effect on Fathom's financial results in any particular period. See Note 20 "Commitments and Contingencies" to our unaudited consolidated financial statements for additional information.

Item 1A. Risk Factors.

Some factors that could cause our actual results to differ materially from those results in this report are described as risks in our 2021 Form 10-K. Any of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows. As of the date of this report, there have been no material changes to the risk factors previously disclosed in our 2021 Form 10-K. We may, however, disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit Number	Description
4.1

Forfeiture and Support Agreement, dated as of July 15, 2021, by and among Altimar Sponsor II, LLC, Altimar Acquisition Corp. II, Fathom Holdco, LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Altimar Acquisition Corp. II (Fathom's predecessor) with the SEC on July 19, 2021.

10.1*

First Amendment dated as of November 10, 2022 to Credit Agreement, dated as of December 23, 2021, among Fathom Guarantor, LLC, Fathom Manufacturing, LLC, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent..

31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fathom Digital Manufacturing Corporation

Date: November 14, 2022	By:	/s/ Ryan Martin
Ryan Martin
Chief Executive Officer

Date: November 14, 2022	By:	/s/ Mark Frost
Mark Frost
Chief Financial Officer